



2024 Second quarter
Financial statements and review

Key figures



Always safe
High value
Low carbon

Always safe

0.3
SIF
Serious incident frequency (per million hours worked)

2.2
TRIF
Total recordable incident frequency (per million hours worked)

9
OIL AND GAS LEAKAGES
with rate above 0.1 kg/second during the past 12 months

High value

7.66
USD BILLION
Net operating income

7.48
USD BILLION
Adjusted operating income*

1.90
USD BILLION
Cash flow from operations after taxes paid*

0.84
USD
Adjusted earnings per share*

0.70
USD PER SHARE
Announced dividend per share (ordinary + extraordinary)

6
USD BILLION
Share buy-back programme for 2024

Low carbon

6.3
KG / BOE
CO_2 upstream intensity. Scope 1 CO_2 emissions, Equinor operated, 100% basis for the first half of 2024

5.6
MILLION TONNES CO_2e
Absolute scope 1+2 GHG emissions for the first half of 2024

655
GWh
Renewable power generation Equinor share

3   Press Release

PRESS RELEASE | SECOND QUARTER 2024 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Equinor second quarter 2024 results

Equinor delivered adjusted operating income* of USD 7.48 billion and USD 2.15 billion after tax in the second quarter of 2024. Equinor reported net operating income of USD 7.66 billion and net income at USD 1.87 billion. Adjusted net income* was USD 2.42 billion, leading to adjusted earnings per share* of USD 0.84.

Financial and operational performance
- Continued strong operational performance
- Solid financial results
- Cash flow impacted by tax payments in Norway and capital distribution

Strategic progress
- New fields on stream on the NCS
- Continued high grading of oil and gas portfolio
- Three new CO_2 license awards in Norway and Denmark

Capital distribution
- Second quarter ordinary cash dividend of USD 0.35 per share, extraordinary cash dividend of USD 0.35 per share and third tranche of share buy-back of up to USD 1.6 billion
- Maintain expected total capital distribution for 2024 of around USD 14 billion

Anders Opedal, President and CEO of Equinor ASA:
"Our operational performance continued to be strong through the quarter and we delivered 3% production growth. This secured solid financial results. We maintain a competitive capital distribution, expecting to deliver a total of 14 billion dollars to our shareholders in 2024."

"Field developments and high production contributes to energy security for Europe. To unlock further long-term value creation, we continue to optimise our portfolio. We also progressed our renewables projects and accessed three new licences for CO_2 storage, to build a profitable business for a future low carbon energy system."



Anders Opedal

4   Press Release

PRESS RELEASE | SECOND QUARTER 2024 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Financial information (unaudited, in USD million)	Quarters			Change	First half		
	Q2 2024	Q1 2024	Q2 2023	Q2 on Q2	2024	2023	Change
Net operating income/(loss)	7,656	7,631	7,051	9%	15,287	19,569	(22%)
Net income/(loss)	1,872	2,672	1,829	2%	4,545	6,795	(33%)
Basic earnings per share (USD)	0.65	0.91	0.60	9%	1.56	2.20	(29%)
Adjusted operating income*	7,482	7,533	7,799[1]	(4%)	15,015	19,715[1]	(24%)
Adjusted net income*	2,417	2,836	2,706	(11%)	5,253	6,570	(20%)
Adjusted earnings per share* (USD)	0.84	0.96	0.89	(5%)	1.81	2.13	(15%)
Cash flows provided by operating activities	1,611	9,021	1,857	(13%)	10,632	16,728	(36%)
Cash flow from operations after taxes paid*	1,898	5,840	(356)	>(100%)	7,737	9,360	(17%)
Net cash flow*	(4,222)	8	(10,758)	61%	(4,214)	(6,558)	36%

Operational information	Q2 2024	Q1 2024	Q2 2023	Q2 on Q2	2024	2023	Change
Group average liquids price (USD/bbl) [1]	77.6	76.0	70.3	10%	76.8	71.9	7%
Total equity liquids and gas production (mboe per day) [4]	2,048	2,164	1,994	3%	2,106	2,062	2%
Total power generation (GWh) Equinor share	1,083	1,277	947	14%	2,360	2,110	12%
Renewable power generation (GWh) Equinor share	655	774	345	90%	1,429	869	64%

Key figures by segment	Adjusted operating income* (USD million)	E&P equity liquids and gas production (mboe/day)	Total power generation Equinor share (GWh)
E&P Norway	6,129	1,375	21
E&P International	699	336	
E&P USA	264	337	
MMP	521		428
REN	(90)		634
Other incl. eliminations	(40)		
Equinor Group Q2 2024	7,482	2,048	1,083
Equinor Group Q2 2023	7,799[1]	1,994	947
Equinor Group first half 2024	15,015	2,106	2,360
Equinor Group first half 2023	19,715[1]	2,062	2,110

Net debt to capital employed adjusted*	30 June 2024	31 December 2023	%-point change
Net debt to capital employed adjusted*	(3.4%)	(21.6%)	18.2

Dividend (USD per share)	Q2 2024	Q1 2024	Q2 2023
Ordinary cash dividend per share	0.35	0.35	0.30
Extraordinary cash dividend per share	0.35	0.35	0.60

In the first six months of 2024 Equinor settled shares in the market under the 2023 and 2024 share buy-back programmes of USD 947 million.

*   For items marked with an asterisk throughout this report, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.
1) Restated due to amended principles for 'over-/underlift'. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

5   Press Release

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Strong operational performance

Equinor delivered a total equity production of 2,048 mboe per day in the second quarter, up from 1,994 mboe per day in the same quarter last year.

On the NCS, strong operational performance and lower impact from turnarounds, together with new production from the Breidablikk field contributed to a production growth of 5% compared to the second quarter last year. High production particularly from the Troll and Oseberg fields contributed to a 13% increase in gas production, compared to the same period last year.

Internationally, the Buzzard field in the UK and new wells contributed with new production but was more than offset by lower production from the US due to turnarounds offshore and planned curtailments onshore to capture higher value when demand is higher.

In the quarter, Equinor completed seven exploration wells offshore, including the Argerich well in Argentina, with no commercial discoveries. Seven wells were ongoing at the quarter end.

In the second quarter, Equinor produced 655 GWh from renewables, up 90% from the same quarter last year. Production from onshore power plants contributed with more than half of the production in the quarter, mainly from the Rio Energy assets and Mendubim solar plants in Brazil, as well as new production in Poland. The offshore windfarms contributed to the growth with strong production.

*For items marked with an asterisk throughout this report, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Strategic progress

Equinor's NCS portfolio progressed in the quarter. Equinor and its partners made an investment decision for further development of gas infrastructure in the Troll West gas province, contributing to energy security to Europe long-term. The Johan Castberg FPSO left the dock for inshore testing and is on track for sail away to the Barents Sea later this summer. The production started from the partner-operated Hanz field in April and from the Kristin South area in July.

Equinor continued to optimise the portfolio through strategic business development. This quarter an agreement with Petoro was announced to harmonise equity interest in the Haltenbanken area to increase long-term value creation, and a divestment of interests in the Gina Krog area. The swap transaction to increase profitability in the US onshore business, exiting the operated position in Ohio and increasing its position in partner-operated assets in Northern Marcellus in Pennsylvania was closed.

Equinor accessed CO_2 storage capacity opportunities of 17 million tonnes per year with the awarded three new licences Kinna and Albondigas on the NCS, and the Kalundborg licence onshore Denmark.

In the UK, construction is progressing on Dogger Bank A offshore wind farm with 27 turbines either fully or partly installed. The project targets full commercial operations during the first half of 2025. Based on this the expected growth in power production from renewables assets in 2024 is now adjusted to be around 70% from the 2023-level.

Solid financial results

Equinor delivered adjusted operating income* of USD 7.48 billion, of which USD 6.13 billion from the E&P Norway, USD 699 million from E&P international and USD 264 million from E&P USA.

The Marketing, Midstream & Processing (MMP) segment delivered adjusted operating income* of USD 521 million, mainly from the Gas and Power business, including strong results from LNG trading.

Adjusted operating income* from Renewables was negative USD 90 million, as the costs of project development exceeds the earnings from assets in operations which was USD 41 million in the quarter.

Cash flow from operating activities before taxes paid and working capital items amounted to USD 9.75 billion for the second quarter. Cash flow from operations after taxes paid* was USD 1.90 billion for the quarter, and USD 7.74 billion year to date. Equinor paid two NCS tax instalments, totalling USD 6.98 billion in the quarter. Organic capital expenditure* was USD 2.89 billion for the quarter, and total capital expenditures were USD 4.78 billion. After taxes, capital distribution to shareholders and investments, net cash flow* ended at negative USD 4.22 billion in the second quarter.

Adjusted net debt to capital employed ratio* was negative 3.4% at the end of the second quarter, compared to negative 19.8% at the end of the first quarter of 2024. The calculation of net debt ratio includes the effect of the Norwegian state's share of the share buy-back, at USD 4.02 billion paid in July.

Capital distribution

The board of directors has decided an ordinary cash dividend of USD 0.35 per share, and to continue the extraordinary cash dividend of USD 0.35 per share for the second quarter of 2024, in line with communication at the Capital Markets Update in February.

Expected total capital distribution for 2024 is around USD 14 billion, including a share buy-back programme of up to USD 6 billion. The board has decided to initiate a third tranche of the share buy-back programme of up to USD 1.6 billion. The third tranche will commence on 25 July and end no later than 22 October 2024.

The second tranche of the share buy-back programme for 2024 was completed on 19 July 2024 with a total value of USD 1.6 billion.

All share buy-back amounts include shares to be redeemed from the Norwegian State.

Health, safety and the environment	Twelve months average per Q2 2024	Full year 2023
Serious incident frequency (SIF)	0.3	0.4
	First half 2024	Full year 2023
Upstream CO_2 intensity (kg CO_2/boe)	6.3	6.7
	First half 2024	First half 2023
Absolute scope 1+2 GHG emissions (million tonnes CO_2e)	5.6	5.8

6

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Second quarter 2024 review



Kårstø

Group review

Financial information (unaudited, in USD million)	Quarters			Change	First half		
	Q2 2024	Q1 2024	Q2 2023	Q2 on Q2	2024	2023	Change
Total revenues and other income	25,538	25,135	22,872	12%	50,673	52,096	(3%)
Total operating expenses	(17,883)	(17,504)	(15,821)	13%	(35,386)	(32,527)	9%
Net operating income/(loss)	7,656	7,631	7,051	9%	15,287	19,569	(22%)
Net financial items	(126)	366	323	>(100%)	240	1,512	(84%)
Income tax	(5,658)	(5,325)	(5,545)	2%	(10,983)	(14,286)	(23%)
Net income/(loss)	1,872	2,672	1,829	2%	4,545	6,795	(33%)
Adjusted total revenues and other income*	25,538	24,789	23,394[1]	9%	50,326	51,817[1]	(3%)
Adjusted purchases* [5]	(12,325)	(11,813)	(10,676)	15%	(24,138)	(21,939)	10%
Adjusted operating and administrative expenses*	(3,070)	(2,832)	(2,758)[1]	11%	(5,901)	(5,567)[1]	6%
Adjusted depreciation, amortisation and net impairments*	(2,382)	(2,345)	(2,232)	7%	(4,726)	(4,430)	7%
Adjusted exploration expenses*	(279)	(266)	71	>(100%)	(545)	(167)	>100%
Adjusted operating income*	7,482	7,533	7,799[1]	(4%)	15,015	19,715[1]	(24%)
Adjusted net financial items*	98	373	486	(80%)	472	923	(49%)
Income tax less tax effect on adjusting items	(5,164)	(5,071)	(5,579)	(7%)	(10,234)	(14,068)	(27%)
Adjusted net income*	2,417	2,836	2,706	(11%)	5,253	6,570	(20%)
Basic earnings per share (in USD)	0.65	0.91	0.60	9%	1.56	2.20	(29%)
Adjusted earnings per share* (in USD)	0.84	0.96	0.89	(5%)	1.81	2.13	(15%)
Capital expenditures and Investments	2,950	2,483	2,842	4%	5,433	4,893	11%
Cash flows provided by operating activities	1,611	9,021	1,857	(13%)	10,632	16,728	(36%)
Cash flows from operations after taxes paid*	1,898	5,840	(356)	>100%	7,737	9,360	(17%)

Operational information	Quarters			Change	First half		
	Q2 2024	Q1 2024	Q2 2023	Q2 on Q2	2024	2023	Change
Total equity liquid and gas production (mboe/day)	2,048	2,164	1,994	3%	2,106	2,062	2%
Total entitlement liquid and gas production (mboe/day)	1,916	2,039	1,861	3%	1,977	1,936	2%
Total Power generation (GWh) Equinor share	1,083	1,277	947	14%	2,360	2,110	12%
Renewable power generation (GWh) Equinor share	655	774	345	90%	1,429	869	64%
Average Brent oil price (USD/bbl)	84.9	83.2	78.4	8%	84.1	79.8	5%
Group average liquids price (USD/bbl)	77.6	76.0	70.3	10%	76.8	71.9	7%
E&P Norway average internal gas price (USD/mmbtu)	8.47	7.76	10.23	(17%)	8.10	14.12	(43%)
E&P USA average internal gas price (USD/mmbtu)	1.32	1.74	1.41	(6%)	1.54	2.22	(30%)

1) Restated due to amended principles for 'over-/underlift'. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Operations and financial results

Equinor continued to deliver consistently high production levels in the second quarter, supported by a strong operational performance amid seasonal turnaround activity, and reports a 3% growth in total equity liquid and gas production for the quarter from the second quarter of 2023.

The NCS delivered continued production growth driven by the ramp up of Breidablikk and well executed turnaround activities for the quarter and the first half of 2024 when compared to the prior year. Gas production from the NCS during the second quarter increased by 13% compared to the same period in the prior year, delivered by strong operations, effective turnarounds and supported in part by operational challenges which impacted key gas producing fields in the second quarter of 2023.

The international upstream business benefitted in the quarter from new wells on stream and volumes from the Buzzard field in the UK, which has been contributing from the third quarter of 2023. However, production volumes in the USA were impacted by turnaround activity in the Gulf

8 Group review

PRESS RELEASE | SECOND QUARTER 2024 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

of Mexico and curtailment of production in the Appalachian Basin, resulting in lower volumes for the second quarter relative to the same period in 2023. Production from the international upstream business was consistent with 2023 for the first half of the year.

The addition of onshore power plants in Brazil and Poland during 2023, and the start-up of Mendubim solar projects in 2024, drove an increase of 90% and 64% in renewable power generation for the second quarter and first half of 2024 respectively compared to 2023. Power generation from Triton Power reduced compared to 2023 due to low clean spark spreads.

Higher production volumes, together with increased third-party sales, an overlift position and the higher liquids prices resulted in an increase in revenue in the second quarter of 2024 compared to 2023. The increase was partially offset by the reduction in gas prices from the second quarter of 2023.

Gas prices were lower in 2024 driving a downward trend in revenues for the first half of 2024 relative to 2023 despite the increase in production volumes.

In the second quarter of 2024 our Marketing, Midstream and Processing segment delivered good results from gas and power trading, particularly equity and third-party LNG trading. However, lower refinery throughput due to maintenance and reduced margins from physical sales negatively impacted this contribution.

Adjusted operating and administrative expenses* increased in the second quarter of 2024 due to higher production capacity across the portfolio, increased operations and maintenance activity and a change to a net overlift position in the quarter, partially offset by lower cost of purchases of CO_2 quotas. An underlift position in the first quarter of the year softened the increase in operational maintenance costs for the first half of 2024. Costs associated with the development and future capacity building of the renewables and low carbon solutions portfolios are also increasing and impacting the results.

The ramp up of new fields, increased production and the inclusion of Buzzard contributed to an overall increase in adjusted depreciation, amortisation and net impairments* in the second quarter and first half of 2024 compared to the same periods in 2023.

In the second quarter of 2024, exploration expenses include the impact of expensing a dry offshore well in Argentina. Exploration costs associated with Bacalhau were expensed earlier in the year. The prior year includes the capitalisation of previously expensed well costs resulting in an overall notable increase in exploration expenses for the second quarter and first half of 2024.

Net financial items in the quarter and in the first half of 2024 reduced from the same periods in the prior year due to less favourable foreign currency exchange movements of the USD versus the NOK.

Taxes and net financial result

The effective reported tax rate of 70.7% for the first half of 2024 increased compared to 67.8% in 2023 due to currency effects in entities that are taxable in other currencies than the functional currency. The effective reported tax rate of 75.1% for the second quarter of 2024 decreased compared to 75.2% in 2023. The decrease in effective tax rate was mainly due to lower share of income from jurisdictions with high tax rates partly offset by currency effects in entities that are taxable in other currencies than the functional currency.

The effective tax rate on adjusted operating income* of 68.5% for the first half of 2024 decreased compared to 70.6% in 2023 due to decreased prior period adjustments in 2024 compared with 2023. The effective tax rate on adjusted operating income* of 71.2% for the second quarter of 2024 increased compared to 70.4% in 2023 due to higher share of adjusted operating income* from jurisdictions with high tax rates in 2024 compared to 2023.

An adjusted net income* result of USD 2,417 million and a net income of USD 1,872 million were recorded in the second quarter of 2024.

Cash flow, net debt and capital distribution

The strong operational performance in the second quarter of 2024 translated into solid financial results and cash flow provided by operating activities before taxes paid and working capital items of USD 9,748 million. The less favourable cash impact of financial instruments in the second quarter of 2024 impacts this operating result when compared to the same quarter in the prior year.

Cash flow from operations after taxes paid* increased compared to the second quarter of 2023, from an outflow of USD 356 million to an inflow of USD 1,898 million, primarily due to lower tax payments reflecting the lower price environment of 2023 relative to 2022. For the first half of 2024 cash flow from operations after taxes paid* was USD 7,737 million, down from USD 9,360 million in the prior year.

Taxes paid of USD 7,850 million in the second quarter have increased relative to the prior quarter primarily due to payment of the last two Norwegian corporation income tax instalments relating to 2023 results, totalling USD 6,982 million. One instalment was paid in the first quarter.

Working capital was stable in the second quarter of 2024 whereas the cash flow in the second quarter of 2023 was positively impacted by a working capital decrease of USD 2,214 million.

A negative net cash flow* of USD 4,222 million in the second quarter reflects the increased number of tax instalments from the prior quarter and continued high capital distribution levels. The net cash flow* has increased when compared to the second quarter of 2023 which is primarily due to the timing of the payment to the Norwegian state for the share buy-back programme. During 2023 a payment of USD 3,639 million was made in the second quarter whereas in 2024 the Norwegian state payment will be made in the third quarter.

During the quarter equity was impacted by capital distributions of USD 8.5 billion, including dividends from the previous two quarters and share buy-back of USD 4,484 million which includes the state's share for the second, third and fourth tranches of the 2023 programme and the first tranche of the 2024

9 Outlook

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Outlook

programme. This reduction in equity combined with a decrease in liquid assets in the quarter caused a movement in the net debt to capital employed adjusted ratio* at the end of June 2024 from negative 19.8% at the end of March 2024 to negative 3.4%.

The board of directors has decided an ordinary cash dividend of USD 0.35 per share, and to continue the extraordinary cash dividend of USD 0.35 per share for the second quarter of 2024, in line with communication at the Capital Markets Update in February.

Expected total capital distribution for 2024 is around USD 14 billion, including a share buy-back programme of up to USD 6 billion. The board has decided to initiate a third tranche of the share buy-back programme of up to USD 1.6 billion. The third tranche will commence on 25 July and end no later than 22 October 2024.

The second tranche of the share buy-back programme for 2024 was completed on 19 July 2024 with a total value of USD 1.6 billion.

All share buy-back amounts include shares to be redeemed from the Norwegian State.

Health, safety and the environment
The twelve-month average serious incident frequency (SIF) for the period ending 30 June 2024 was 0.3, a decrease from 2023 which ended at 0.4.

Absolute scope 1+2 GHG emissions for Equinor's operated production, on a 100% basis, were 5.6 million tonnes CO_2e for the first half of 2024. This represents a decrease of 0.2 million tonnes CO_2e from the first half of the prior year. Turnaround at Mongstad, partial electrification of Troll C and decommission of Heimdal impacted the result in the first half of 2024.

- **Organic capital expenditures*** are estimated at around USD 13 billion for 2024[1].
- **Oil & gas production** for 2024 is estimated to be stable compared to the 2023 level [6].
- **Renewable power generation** for 2024 is estimated to increase by around seventy percent compared to the 2023 level.
- Equinor's ambition is to keep the **unit of production cost** in the top quartile of its peer group.
- **Scheduled maintenance activity** is estimated to reduce equity production by around 55 mboe per day for the full year of 2024.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity and levels of industry product supply, demand and pricing represent the most significant risks related to the foregoing production guidance.

Risks and uncertainties
The description of key risks in chapter 5.2 (Risk Factors) of Equinor's Integrated Annual Report for the year ended December 31, 2023, provides an overview of the principal risks and uncertainties which may affect Equinor in the remaining six months of the financial year. The Strategic and commercial risks, Security, safety and environmental risks, and Compliance and control risks described therein and summarised in the section "Forward Looking Statements" in the Supplementary disclosures could, separately or in combination, have an adverse effect on our operational and financial performance (including cash flows and liquidity), the implementation of our strategy, our reputation and the market price of our securities.

For further information, see "Forward Looking Statements" in the Supplementary disclosures.

1) USD/NOK exchange rate assumption of 10.

10 Supplementary operational disclosures

PRESS RELEASE | SECOND QUARTER 2024 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Supplementary operational disclosures

Operational information	Quarters			Change	First half		
	Q2 2024	Q1 2024	Q2 2023	Q2 on Q2	2024	2023	Change
Prices							
Average Brent oil price (USD/bbl)	**84.9**	83.2	78.4	8%	**84.1**	79.8	5%
E&P Norway average liquids price (USD/bbl)	**80.6**	79.3	73.6	9%	**80.0**	75.5	6%
E&P International average liquids price (USD/bbl)	**75.4**	73.8	66.6	13%	**74.7**	68.4	9%
E&P USA average liquids price (USD/bbl)	**68.0**	66.2	61.4	11%	**67.1**	61.4	9%
Group average liquids price (USD/bbl) [1]	**77.6**	76.0	70.3	10%	**76.8**	71.9	7%
Group average liquids price (NOK/bbl) [1]	**833**	799	753	11%	**816**	752	8%
E&P Norway average internal gas price (USD/mmbtu) [8]	**8.47**	7.76	10.23	(17%)	**8.10**	14.12	(43%)
E&P USA average internal gas price (USD/mmbtu) [8]	**1.32**	1.74	1.41	(6%)	**1.54**	2.22	(30%)
Realised piped gas price Europe (USD/mmbtu) [7]	**9.94**	9.41	11.46	(13%)	**9.66**	15.42	(37%)
Realised piped gas price US (USD/mmbtu) [7]	**1.53**	2.33	1.46	5%	**1.96**	2.36	(17%)
Refining reference margin (USD/bbl) [2]	**7.9**	7.4	8.2	(3%)	**7.7**	9.8	(22%)
Entitlement production (mboe per day)							
E&P Norway entitlement liquids production	**630**	648	645	(2%)	**639**	643	(1%)
E&P International entitlement liquids production	**227**	250	221	3%	**239**	226	6%
E&P USA entitlement liquids production	**132**	138	140	(6%)	**135**	135	0%
Group entitlement liquids production	**989**	1,036	1,006	(2%)	**1,012**	1,004	1%
E&P Norway entitlement gas production	**744**	814	658	13%	**779**	732	7%
E&P International entitlement gas production	**23**	23	24	(5%)	**23**	28	(20%)
E&P USA entitlement gas production	**160**	165	173	(7%)	**163**	172	(5%)
Group entitlement gas production	**927**	1,002	855	8%	**965**	932	4%
Total entitlement liquids and gas production [3]	**1,916**	2,039	1,861	3%	**1,977**	1,936	2%

Operational information	Quarters			Change	First half		
	Q2 2024	Q1 2024	Q2 2023	Q2 on Q2	2024	2023	Change
Equity production (mboe per day)							
E&P Norway equity liquids production	**630**	648	645	(2%)	**639**	643	(1%)
E&P International equity liquids production	**302**	316	290	4%	**309**	288	7%
E&P USA equity liquids production	**148**	153	157	(6%)	**151**	151	0%
Group equity liquids production	**1,080**	1,118	1,092	(1%)	**1,099**	1,082	2%
E&P Norway equity gas production	**744**	814	658	13%	**779**	732	7%
E&P International equity gas production	**34**	35	38	(10%)	**35**	44	(21%)
E&P USA equity gas production	**189**	197	206	(8%)	**193**	204	(6%)
Group equity gas production	**968**	1,046	902	7%	**1,007**	980	3%
Total equity liquids and gas production [4]	**2,048**	2,164	1,994	3%	**2,106**	2,062	2%
Power generation							
Power generation (GWh) Equinor share	**1,083**	1,277	947	14%	**2,360**	2,110	12%
Renewable power generation (GWh) Equinor share[1]	**655**	774	345	90%	**1,429**	869	64%

1) Includes Hywind Tampen renewable power generation.

11 Supplementary operational disclosures

PRESS RELEASE | SECOND QUARTER 2024 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Health, safety and the environment

	Twelve months average per Q2 2024	Full year 2023
Total recordable injury frequency (TRIF)	2.2	2.4
Serious Incident Frequency (SIF)	0.3	0.4
Oil and gas leakages (number of)[1]	9	10

	First half 2024	Full year 2023
Upstream CO_2 intensity (kg CO_2/boe)[2]	6.3	6.7

	First half 2024	First half 2023
Absolute scope 1+2 GHG emissions (million tonnes CO_2e)[3]	5.6	5.8

1) Number of leakages with rate above 0.1 kg/second during the past 12 months.
2) Operational control, total scope 1 emissions of CO_2 from exploration and production, divided by total production (boe).
3) Operational control, total scope 1 and 2 emissions of CO_2 and CH_4.



Kalstø gas pipeline landfall area

12 Exploration & Production Norway

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Exploration & Production Norway

Financial information	Quarters			Change	First half		
(unaudited, in USD million)	Q2 2024	Q1 2024	Q2 2023	Q2 on Q2	2024	2023	Change
Total revenues and other income	8,426	7,879	8,282	2%	16,305	20,326	(20%)
Total operating expenses	(2,297)	(2,123)	(2,082)	10%	(4,420)	(4,310)	3%
Net operating income/(loss)	6,129	5,756	6,200	(1%)	11,885	16,016	(26%)
Adjusted total revenues and other income*	8,426	7,879	8,294[1]	2%	16,305	20,435[1]	(20%)
Adjusted operating and administrative expenses*	(982)	(866)	(937)[1]	5%	(1,848)	(1,914)[1]	(3%)
Adjusted depreciation, amortisation and net impairments*	(1,206)	(1,173)	(1,064)	13%	(2,379)	(2,179)	9%
Adjusted exploration expenses*	(109)	(84)	(80)	37%	(193)	(217)	(11%)
Adjusted operating income/(loss)*	6,129	5,756	6,213[1]	(1%)	11,885	16,125[1]	(26%)
Additions to PP&E, intangibles and equity accounted investments	1,579	1,372	1,624	(3%)	2,951	2,941	0%

Operational information	Quarters			Change	First half		
E&P Norway	Q2 2024	Q1 2024	Q2 2023	Q2 on Q2	2024	2023	Change
E&P entitlement liquid and gas production (mboe/day)	1,375	1,462	1,304	5%	1,419	1,375	3%
Average liquids price (USD/bbl)	80.6	79.3	73.6	9%	80.0	75.5	6%
Average internal gas price (USD/mmbtu)	8.47	7.76	10.23	(17%)	8.10	14.12	(43%)

1) Restated due to amended principles for 'over-/underlift'. For further information see Amended principles for Adjusted
   operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Production & revenues
In the second quarter of 2024, E&P Norway exhibited strong production levels compared to the same quarter last year, which was marked by operational challenges on gas-producing fields. The higher production levels were supported by well-executed turnarounds, and ramp up of new fields, including Breidablikk and partner-operated Hanz. Gas production increased by 13%, whereas liquids production was down by 2% compared to the second quarter of 2023. The decrease in liquids production was driven by natural decline and planned turnarounds in various fields. These robust production levels in the second quarter contributed to the overall higher production in the first half of 2024 compared to the same period last year.

Although gas prices were lower in the second quarter of 2024 compared to the second quarter of last year, the liquids prices were higher. The development in liquids prices combined with robust gas production resulted in a relatively consistent level of revenues.

The sharp decline in gas prices during 2023 and into 2024 was the main driver of lower revenues for the first half of 2024.

Operating expenses and financial results
Higher operations and maintenance costs increased operating and administrative expenses in the second quarter of 2024 compared to the same period last year. This increase was partially offset by the reduction in CO_2 prices and the Statfjord area divestment. In contrast, operating and administrative expenses decreased in the first half of 2024 compared to the same period last year primarily due to an underlift effect in the first quarter of 2024.

In the second quarter and first half of 2024, adjusted depreciation, amortisation and net impairments* increased compared to the same periods last year due to the ramp up of new fields and field-specific investments. This increase was partially offset by the impacts of prior period impairments.

Despite a lower exploration activity level (9 wells this quarter compared to 12 wells in the second quarter last year), a higher cost per well and lower capitalisation rate led to an increase in exploration expenses in the second quarter of 2024 compared to the same quarter last year. Lower activity level and drilling cost, partially offset by lower capitalisation rate contributed to reduced exploration expenses in the first half of 2024 compared to the same period last year.

13   Exploration & Production International

PRESS RELEASE | SECOND QUARTER 2024 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Exploration & Production International

Financial information (unaudited, in USD million)	Quarters			Change	First half		
	Q2 2024	Q1 2024	Q2 2023	Q2 on Q2	2024	2023	Change
Total revenues and other income	1,909	1,655	1,605	19%	3,563	3,153	13%
Total operating expenses	(1,209)	(1,039)	(828)	46%	(2,248)	(1,995)	13%
Net operating income/(loss)	699	616	776	(10%)	1,316	1,158	14%
Adjusted total revenues and other income*	1,909	1,655	1,601[1]	19%	3,563	3,061[1]	16%
Adjusted purchases*	(23)	34	(100)	(77%)	10	(84)	>(100%)
Adjusted operating and administrative expenses*	(582)	(395)	(412)[1]	41%	(977)	(811)[1]	20%
Adjusted depreciation, amortisation and net impairments*	(453)	(529)	(465)	(3%)	(983)	(926)	6%
Adjusted exploration expenses*	(151)	(148)	173	>(100%)	(299)	118	>(100%)
Adjusted operating income/(loss)*	699	616	797[1]	(12%)	1,316	1,357[1]	(3%)
Additions to PP&E, intangibles and equity accounted investments	779	756	2,114	(63%)	1,535	2,565	(40%)

Operational information E&P International	Quarters			Change	First half		
	Q2 2024	Q1 2024	Q2 2023	Q2 on Q2	2024	2023	Change
E&P equity liquid and gas production (mboe/day)	336	352	328	2%	344	332	4%
E&P entitlement liquid and gas production (mboe/day)	249	273	245	2%	261	254	3%
Production sharing agreements (PSA) effects	86	78	83	4%	82	78	6%
Average liquids price (USD/bbl)	75.4	73.8	66.6	13%	74.7	68.4	9%

1) Restated due to amended principles for 'over-/underlift '. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Production & revenues

The growth in equity production in the second quarter and first half of 2024 compared to last year was mainly driven by new wells and the addition of the Buzzard field in the UK. Reduced turnaround activities, also contributed to the overall rise in production levels. This growth was partially offset by natural decline and operational issues in certain fields.

The increase in production sharing agreements (PSA) effects in the second quarter and first half of 2024 compared to the same periods last year was driven by higher production from Angola PSA fields and higher liquids prices.

The increase in lifting in the second quarter and the first half of 2024 compared to same periods last year, along with higher realised prices contributed to the increase in revenues.

Operating expenses and financial results

Adjusted operating and administrative expenses* for the second quarter and first half of 2024 were higher relative to the same periods last year due to increased production, higher liftings, and a shift from a net underlift position to a net overlift position. Additionally, the inclusion of Buzzard field in the UK raised the overall cost base.

Depreciation in the second quarter of this year remained mostly unchanged from 2023, as the addition of the Buzzard field was offset by the ACG

classification as held for sale. However, depreciation increased in the first half of 2024, due to the addition of the Buzzard field and higher production from certain fields which was partially offset by the cessation of depreciation on ACG field in Azerbaijan following the divestment agreement with SOCAR.

The increase in exploration expenses in the second quarter and first half of 2024 compared to the same period in 2023 was driven by the capitalisation of previously expensed exploration wells in Brazil from last year. An expensed exploration well in Argentina, higher seismic activities this quarter, and the expensing of Bacalhau appraisal well costs in Brazil in the first quarter of this year also contributed to the increase.

In the first half of 2023, net operating income was negatively impacted by the divestment from Corrib in early 2023.

The reduction in additions to PP&E, intangibles, and equity accounted investments in the current quarter and first half year of 2024, compared to the same periods in 2023, is primarily due to the acquisition of Suncor Energy UK Limited in the second quarter of 2023.

14   Exploration & Production USA

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Exploration & Production USA

Financial information (unaudited, in USD million)	Quarters			Change	First half		Change
	Q2 2024	Q1 2024	Q2 2023	Q2 on Q2	2024	2023	
Total revenues and other income	1,001	1,055	976	3%	2,056	1,991	3%
Total operating expenses	(737)	(678)	(772)	(5%)	(1,415)	(1,447)	(2%)
Net operating income/(loss)	264	377	204	29%	641	544	18%
Adjusted total revenues and other income*	1,001	1,055	976	3%	2,056	1,991	3%
Adjusted operating and administrative expenses*	(291)	(280)	(283)	3%	(571)	(556)	3%
Adjusted depreciation, amortisation and net impairments*	(427)	(364)	(445)	(4%)	(791)	(801)	(1%)
Adjusted exploration expenses*	(19)	(34)	(22)	(16%)	(53)	(68)	(23%)
Adjusted operating income/(loss)*	264	377	226	17%	641	566	13%
Additions to PP&E, intangibles and equity accounted investments	1,522	359	274	>100%	1,881	536	>100%

Operational information E&P USA	Quarters			Change	First half		Change
	Q2 2024	Q1 2024	Q2 2023	Q2 on Q2	2024	2023	
E&P equity liquid and gas production (mboe/day)	337	350	363	(7%)	344	355	(3%)
E&P entitlement liquid and gas production (mboe/day)	292	303	313	(7%)	297	306	(3%)
Royalties	46	47	50	(8%)	46	48	(4%)
Average liquids price (USD/bbl)	68.0	66.2	61.4	11%	67.1	61.4	9%
Average internal gas price (USD/mmbtu)	1.32	1.74	1.41	(6%)	1.54	2.22	(30%)

Production & revenues

In the second quarter and first half of 2024, E&P USA reports lower production compared to the same periods in 2023 mainly due turnaround activity in the Gulf of Mexico and curtailment of production affecting the Appalachia onshore assets. On 31 May 2024, Equinor closed the transaction with EQT to divest an Appalachia operated asset and certain Appalachia non-operated properties in exchange for additional interests in our Appalachia non-operated properties in the North. The transaction had a minimal impact on the production for the quarter.

Revenues in the second quarter and first half of 2024 were impacted by lower production and lower gas prices following continued oversupply in the Appalachia basin area. This was more than offset by higher liquids prices resulting in a 3% increase in revenue for both the second quarter and the first half of the year relative to the same periods in 2023.

Operating expenses and financial results

Operating and administration expenses slightly increased in the second quarter and first half of 2024 compared to the same periods last year.

This increase was primarily due to higher well maintenance expenditures in multiple offshore assets, offset by lower offshore production which reduced transportation expenses.

Lower offshore production also resulted in a decrease in depreciation in the second quarter and first half of 2024 when compared to the same periods of 2023. This was partially offset by a depreciation expense related to an increase in abandonment cost estimate for a late life asset in the Gulf of Mexico.

Exploration expenditures were slightly lower in the second quarter of 2024, following the sanctioning of the Sparta project late in 2023, resulting in lower field development expenditures.

The increase in additions to PP&E, intangibles and equity accounted investments in the second quarter and first half year of 2024, compared to the same periods in 2023, is primarily attributed to the swap with EQT closed in the second quarter. This resulted in an increase in the Northern Marcellus formation offset by a decrease from the Appalachia operated assets impacting PPE disposals.

Marketing, Midstream & Processing

Financial information (unaudited, in USD million)	Quarters			Change	First half		
	Q2 2024	Q1 2024	Q2 2023	Q2 on Q2	2024	2023	Change
Total revenues and other income	25,190	24,824	22,639	11%	50,014	51,528	(3%)
Total operating expenses	(24,693)	(23,522)	(22,489)	10%	(48,215)	(49,260)	(2%)
Net operating income/(loss)	497	1,303	150	>100%	1,799	2,268	(21%)
Adjusted total revenues and other income*	25,189	24,478	23,150	9%	49,667	51,232	(3%)
Adjusted purchases* [5]	(23,187)	(22,026)	(21,065)	10%	(45,214)	(46,409)	(3%)
Adjusted operating and administrative expenses*	(1,238)	(1,337)	(1,199)	3%	(2,576)	(2,429)	6%
Adjusted depreciation, amortisation and net impairments*	(242)	(227)	(221)	10%	(469)	(452)	4%
Adjusted operating income/(loss)*	521	887	665	(22%)	1,408	1,942	(28%)
- Gas and Power	509	529	426	19%	1,038	1,195	(13%)
- Crude, Products and Liquids	195	458	299	(35%)	654	809	(19%)
- Other	(183)	(101)	(61)	>100%	(284)	(62)	>100%
Additions to PP&E, intangibles and equity accounted investments	189	210	65	>100%	399	284	40%

Operational information Marketing, Midstream and Processing	Quarters			Change	First half		
	Q2 2024	Q1 2024	Q2 2023	Q2 on Q2	2024	2023	Change
Liquids sales volumes (mmbl)	253.8	247.6	233.4	9%	501.4	450.6	11%
Natural gas sales Equinor (bcm)[1]	15.4	16.8	14.1	9%	32.2	29.8	8%
Natural gas entitlement sales Equinor (bcm)	12.9	14.3	12.3	5%	27.3	26.6	2%
Power generation (GWh) Equinor share	428	503	602	(29%)	931	1,241	(25%)
Realised piped gas price Europe (USD/mmbtu)	9.94	9.41	11.46	(13%)	9.66	15.42	(37%)
Realised piped gas price US (USD/mmbtu)	1.53	2.33	1.46	5%	1.96	2.36	(17%)

1) Equinor natural gas sales volumes reported for the first quarter of 2024 were restated from 16.3 bcm to 16.8 bcm.

Equinor second quarter 2024

Volumes, pricing & revenues

Liquids sales volumes remained stable with the first quarter of 2024 and increased compared to the first half of 2023 primarily due to higher sales of third-party volumes.

Gas sales were lower compared to the first quarter of 2024 due to lower NCS gas production caused by maintenance activity. The increase in gas sales relative to the second quarter and first half of the prior year was driven by higher NCS gas production and third-party sales, partially offset by lower EPI production.

Gas to power generation decreased compared to both the previous quarter and the first half of last year due to a lower clean spark spread.

Realised European piped gas price increased in the second quarter of 2024 compared to the previous quarter, due to an increase in market prices driven by geopolitical risks and supply disruptions. Compared to the same quarter last year, the realised European piped gas price decreased due to mild temperatures and lower market prices driven by high storage levels and reduced demand.

Realised piped gas price in the US decreased in the second quarter of 2024 compared to the previous quarter due to high storage levels resulting from a mild winter in the first quarter. Compared to the second quarter of last year, prices increased slightly due to cuts in gas production in the second quarter of this year.

Financial results

Gas and Power contributed significantly to adjusted operating income* during the second quarter of 2024, supported by strong equity and third-party LNG trading, along with the realisation of physical gas sales and geographical optimisation. Crude, Products, and Liquids results were positively influenced by physical sales and shipping optimisation. The Other sub-segment was impacted by higher activity levels associated with developing low-carbon projects and reduced refinery throughput due to planned maintenance.

Adjusted operating income* decreased compared to the previous quarter. The result from Crude, Products and Liquids decreased from the significant contributions of the prior quarter, caused by lower margins from physical sales and less favourable results from paper trading. Lower refinery throughput also contributed to the reduction in adjusted operating income*.

Adjusted operating income* year to date was lower than the same period last year, driven by lower Crude, Products and Liquid margins, lower refinery throughput, reduced clean spark spread and higher costs associated with developing low carbon projects.

Net operating income includes the net effect of fair value change in commodity derivatives and storages, impairment reversal, changes in onerous provisions and operational storage value change.

16   Renewables

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Renewables

Financial information (unaudited, in USD million)	Quarters			Change	First half		
	Q2 2024	Q1 2024	Q2 2023	Q2 on Q2	2024	2023	Change
Revenues third party, other revenue and other income	12	29	8	42%	41	14	>100%
Net income/(loss) from equity accounted investments	37	30	(4)	>(100%)	68	(11)	>(100%)
Total revenues and other income	49	60	4	>100%	109	2	>100%
Total operating expenses	(140)	(280)	(95)	48%	(420)	(182)	>100%
Net operating income/(loss)	(90)	(220)	(91)	0%	(311)	(180)	(73%)
Adjusted total revenues and other income*	49	60	7	>100%	109	3	>100%
Adjusted operating and administrative expenses*	(122)	(121)	(89)	37%	(243)	(167)	46%
Adjusted depreciation, amortisation and net impairments*	(18)	(8)	(2)	>100%	(26)	(3)	>100%
Adjusted operating income/(loss)*	(90)	(70)	(84)	(8%)	(160)	(167)	4%
Additions to PP&E, intangibles and equity accounted investments	608	624	267	>100%	1,232	1,119	10%

Operational information Renewables	Quarters			Change	First half		
	Q2 2024	Q1 2024	Q2 2023	Q2 on Q2	2024	2023	Change
Renewables power generation (GWh) Equinor share	634	739	335	89%	1,373	846	62%

Power generation

The substantial increase in power generation in the second quarter and first half of 2024 compared to the same periods of 2023 was driven by the addition of onshore power plants in Brazil and Poland, and the successful start of production at the partner operated Mendubim solar plants in Brazil. Total onshore renewables generated 347 GWh in the second quarter of 2024. Despite the delays in completion of the Dogger Bank A wind farm until 2025, offshore wind farms generated 287 GWh, with the majority coming from Dudgeon, Sheringham Shoal and Arkona.

Total revenues and other income

The addition of onshore wind farms in operation in Brazil and Poland increased the contribution to revenues third party, other revenue and other income in the second quarter and first half of 2024 compared to the same periods last year. Net income/(loss) from equity-accounted investments increased significantly in the second quarter and first half of 2024 compared to the same periods in 2023.

The positive result from joint venture assets in operation remained stable compared to the second quarter of last year, as the increase in power generation was offset by lower prices. In the second quarter and first half of 2024, the increase in net results was driven by reduced project development costs compared to the same periods last year, following the capitalistion of

Bałtyk, the offshore wind project in Poland, in the third quarter of 2023, and the divestment of the Beacon Wind project through an asset swap transaction between Equinor and bp in the first quarter of 2024.

Operating expenses and financial results

Higher operating activity levels from ongoing development projects combined with increased business development expenditures contributed to an upward trend in operating and administrative expenses in the second quarter and first half of 2024 compared to the same periods last year. This increase was partially offset by favourable adjustments.

Net operating loss for the first half of 2024 increased compared to the same period of 2023, mainly due to a USD 147 million net loss following the asset swap transaction between Equinor and bp, under which Equinor took full ownership of the Empire Wind lease and projects and bp took full ownership of the Beacon Wind lease and projects in the first quarter of 2024.

Additions to PP&E, intangibles, and equity accounted investments for the second quarter of 2024 increased compared to the same quarter last year. In the second quarter of 2024, USD 24 million for onshore renewables and USD 576 million was allocated for offshore wind projects, primarily related to the South Brooklyn Marine Terminal (SBMT) in the US and investments related to projects in Europe.

17   Condensed interim financial statements and notes

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Condensed interim financial statements and notes

The Buchan Ness Lighthouse

CONSOLIDATED STATEMENT OF INCOME

(unaudited, in USD million)	Note	Quarters			First half	
		Q2 2024	Q1 2024	Q2 2023	2024	2023
Revenues	4	**25,462**	25,089	22,870	**50,551**	52,081
Net income/(loss) from equity accounted investments		**12**	33	11	**44**	54
Other income		**65**	14	(9)	**78**	(39)
Total revenues and other income	2	**25,538**	25,135	22,872	**50,673**	52,096
Purchases [net of inventory variation]		**(12,145)**	(11,922)	(10,867)	**(24,068)**	(22,102)
Operating expenses	3	**(2,761)**	(2,630)	(2,565)	**(5,391)**	(5,287)
Selling, general and administrative expenses		**(348)**	(341)	(216)	**(690)**	(520)
Depreciation, amortisation and net impairments		**(2,348)**	(2,345)	(2,243)	**(4,693)**	(4,443)
Exploration expenses		**(279)**	(266)	71	**(545)**	(176)
Total operating expenses	2	**(17,883)**	(17,504)	(15,821)	**(35,386)**	(32,527)
Net operating income/(loss)	2	**7,656**	7,631	7,051	**15,287**	19,569

(unaudited, in USD million)	Note	Quarters			First half	
		Q2 2024	Q1 2024	Q2 2023	2024	2023
Interest income and other financial income		**495**	560	618	**1,055**	1,208
Interest expenses and other financial expenses		**(394)**	(416)	(418)	**(811)**	(880)
Other financial items		**(226)**	222	123	**(4)**	1,184
Net financial items	5	**(126)**	366	323	**240**	1,512
Income/(loss) before tax		**7,530**	7,998	7,374	**15,527**	21,081
Income tax	6	**(5,658)**	(5,325)	(5,545)	**(10,983)**	(14,286)
Net income/(loss)		**1,872**	2,672	1,829	**4,545**	6,795
Attributable to equity holders of the company		**1,861**	2,668	1,824	**4,528**	6,785
Attributable to non-controlling interests		**12**	5	6	**16**	10
Basic earnings per share (in USD)		**0.65**	0.91	0.60	**1.56**	2.20
Diluted earnings per share (in USD)		**0.65**	0.91	0.60	**1.56**	2.20
Weighted average number of ordinary shares outstanding (in millions)		**2,850**	2,938	3,042	**2,894**	3,080
Weighted average number of ordinary shares outstanding diluted (in millions)		**2,856**	2,942	3,049	**2,899**	3,086

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Quarters		First half	
(unaudited, in USD million)	Q2 2024	Q1 2024	Q2 2023	2024	2023
Net income/(loss)	1,872	2,672	1,829	4,545	6,795
Actuarial gains/(losses) on defined benefit pension plans	74	513	544	587	598
Income tax effect on income and expenses recognised in OCI[1]	(14)	(117)	(121)	(131)	(137)
Items that will not be reclassified to the Consolidated statement of income	60	396	423	456	461
Foreign currency translation effects	158	(1,094)	(45)	(937)	(1,471)
Share of OCI from equity accounted investments	(3)	8	92	5	27
Items that may be subsequently reclassified to the Consolidated statement of income	155	(1,087)	47	(932)	(1,444)
Other comprehensive income/(loss)	215	(691)	470	(476)	(984)
Total comprehensive income/(loss)	2,088	1,982	2,299	4,069	5,811
Attributable to the equity holders of the company	2,076	1,977	2,293	4,053	5,801
Attributable to non-controlling interests	12	5	6	16	10

1)   Other comprehensive income (OCI).



Johan Castberg at inshore location outside Leirvik, Stord

20   Condensed interim financial statements and notes

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

CONSOLIDATED BALANCE SHEET

(in USD million)	Note	At 30 June 2024 (unaudited)	At 31 December 2023 (audited)
ASSETS			
Property, plant and equipment	2	**58,540**	58,822
Intangible assets	3	**6,245**	5,709
Equity accounted investments		**2,403**	2,508
Deferred tax assets		**7,274**	7,936
Pension assets		**1,603**	1,260
Derivative financial instruments		**570**	559
Financial investments		**3,588**	3,441
Prepayments and financial receivables	7	**1,336**	1,291
Total non-current assets		**81,560**	81,525
Inventories		**3,188**	3,814
Trade and other receivables[1]		**11,124**	13,204
Prepayments and financial receivables[1]		**3,972**	3,729
Derivative financial instruments		**816**	1,378
Financial investments		**23,360**	29,224
Cash and cash equivalents[2]		**8,641**	9,641
Total current assets		**51,101**	60,990
Assets classified as held for sale	3	**1,480**	1,064
Total assets		**134,142**	143,580

(in USD million)	Note	At 30 June 2024 (unaudited)	At 31 December 2023 (audited)
EQUITY AND LIABILITIES			
Shareholders' equity		**43,671**	48,490
Non-controlling interests		**29**	10
Total equity		**43,700**	48,500
Finance debt	5	**20,703**	22,230
Lease liabilities		**2,411**	2,290
Deferred tax liabilities		**13,260**	13,345
Pension liabilities		**3,724**	3,925
Provisions and other liabilities	7	**13,967**	15,304
Derivative financial instruments		**2,153**	1,795
Total non-current liabilities		**56,218**	58,890
Trade and other payables[3]		**9,173**	9,556
Provisions and other liabilities[3]		**2,278**	2,314
Current tax payable	6	**9,935**	12,306
Finance debt	5, 7	**8,178**	5,996
Lease liabilities		**1,305**	1,279
Dividends payable		**1,936**	2,649
Derivative financial instruments		**678**	1,619
Total current liabilities		**33,483**	35,719
Liabilities directly associated with the assets classified as held for sale	3	**740**	471
Total liabilities		**90,441**	95,080
Total equity and liabilities		**134,142**	143,580

1) Disaggregated from the line-item Trade and other receivables starting from the first quarter of 2024.
2) Includes collateral deposits of USD 1.3 billion for 30 June 2024 related to certain requirements set out by exchanges where Equinor is participating.
    The corresponding figure for 31 December 2023 is USD 1.6 billion.
3) Disaggregated from the line-item Trade, other payables and provisions starting from the first quarter of 2024.

21   Condensed interim financial statements and notes

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity
At 1 January 2023	1,142	3,041	58,236	(8,855)	424	53,988	1	53,989
Net income/(loss)			6,785			6,785	10	6,795
Other comprehensive income/(loss)			461	(1,471)	27	(984)		(984)
Total comprehensive income/(loss)								5,811
Dividends			(5,481)			(5,481)		(5,481)
Share buy-back	(42)	(4,543)				(4,585)		(4,585)
Other equity transactions		(4)				(4)		(4)
At 30 June 2023	1,101	(1,507)	60,001	(10,326)	451	49,719	11	49,730
At 1 January 2024	1,101	0	56,521	(9,442)	310	48,490	10	48,500
Net income/(loss)			4,528			4,528	16	4,545
Other comprehensive income/(loss)			456	(937)	5	(476)		(476)
Total comprehensive income/(loss)								4,069
Dividends			(3,983)			(3,983)		(3,983)
Share buy-back[1]			(4,880)			(4,880)		(4,880)
Other equity transactions			(9)			(9)	3	(6)
At 30 June 2024	1,101	0	52,634	(10,379)	315	43,671	29	43,700

1) For more information see note 8 Capital distribution.

22   Condensed interim financial statements and notes

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited, in USD million)	Note	Quarters Q2 2024	Q1 2024	Q2 2023	First half 2024	2023
Income/(loss) before tax		7,530	7,998	7,374	15,527	21,081
Depreciation, amortisation and net impairments, including exploration write-offs		2,346	2,426	2,020	4,772	4,310
(Gains)/losses on foreign currency transactions and balances	5	193	(303)	(197)	(110)	(1,152)
(Gains)/losses on sale of assets and businesses	3	(11)	130	27	118	260
(Increase)/decrease in other items related to operating activities[1), 2)]		(737)	(882)	(276)	(1,619)	(601)
(Increase)/decrease in net derivative financial instruments		138	127	1,213	264	1,540
Interest received		555	406	627	961	904
Interest paid		(266)	(212)	(303)	(478)	(553)
Cash flows provided by operating activities before taxes paid and working capital items		9,748	9,689	10,485	19,437	25,789
Taxes paid		(7,850)	(3,849)	(10,841)	(11,700)	(16,430)
(Increase)/decrease in working capital		(286)	3,181	2,214	2,894	7,369
Cash flows provided by operating activities		1,611	9,021	1,857	10,632	16,728
Cash (used)/received in business combinations	3	(467)	(0)	(803)	(467)	(1,055)
Capital expenditures and investments	3	(2,950)	(2,483)	(2,842)	(5,433)	(4,893)
(Increase)/decrease in financial investments		4,185	507	11,241	4,692	6,132
(Increase)/decrease in derivative financial instruments		99	(46)	(738)	53	(1,540)
(Increase)/decrease in other interest-bearing items		(283)	(210)	(24)	(493)	39
Proceeds from sale of assets and businesses[3)]	3	50	60	71	110	118
Cash flows provided by/(used in) investing activities		633	(2,172)	6,905	(1,538)	(1,199)

(unaudited, in USD million)	Note	Quarters Q2 2024	Q1 2024	Q2 2023	First half 2024	2023
Repayment of finance debt		0	(1,900)	(300)	(1,900)	(2,476)
Repayment of lease liabilities		(375)	(373)	(336)	(748)	(668)
Dividends paid		(2,072)	(2,649)	(2,725)	(4,721)	(5,586)
Share buy-back		(398)	(550)	(4,079)	(947)	(4,540)
Net current finance debt and other financing activities[2)]		(471)	(1,156)	1,101	(1,626)	1,974
Cash flows provided by/(used in) financing activities		(3,315)	(6,627)	(6,338)	(9,942)	(11,296)
Net increase/(decrease) in cash and cash equivalents		(1,070)	222	2,424	(849)	4,233
Effect of exchange rate changes on cash and cash equivalents		29	(181)	(154)	(152)	(162)
Cash and cash equivalents at the beginning of the period (net of overdraft)		9,682	9,641	17,380	9,641	15,579
Cash and cash equivalents at the end of the period (net of overdraft)[4)]		8,641	9,682	19,650	8,641	19,650

1) The line item includes a fair value gain related to inventory of USD 130 million in the second quarter 2024 and a gain of USD 607 million in first half of 2024. The corresponding amount in second quarter 2023 was a fair value loss of USD 214 million and a loss of USD 234 million in the first half of 2023.
2) Cash flows related to variation margin collaterals on over-the-counter (OTC) commodity derivatives form part of Equinor's principal revenue-making activities. From 1 January 2024, these cash flows are therefore presented within the line-item (Increase)/decrease in other items related to operating activities. In previous periods these cash flows have been presented within the line-item Net current finance debt and other financing activities. Comparative figures have not been restated due to immateriality.
3) In the first half of 2023 this line item includes cash consideration net of cash disposed, related to the disposal of Equinor Energy Ireland Limited at closing date 31 March 2023.
4) At 30 June 2024, 31 December 2023 and 30 June 2023, cash and cash equivalents net overdraft were zero.

23 Condensed interim financial statements and notes

PRESS RELEASE | SECOND QUARTER 2024 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

Note 1. Organisation and basis of preparation

Organisation and principal activities
Equinor Group (Equinor) consists of Equinor ASA and its subsidiaries. Equinor ASA is incorporated and domiciled in Norway and listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA). The registered office address is Forusbeen 50, N-4035, Stavanger, Norway.

The objective of Equinor is to develop, produce and market various forms of energy and derived products and services, as well as other businesses. The activities may also be carried out through participation in or cooperation with other companies. Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA and owner of all of Equinor's oil and gas activities and net assets on the Norwegian continental shelf, is a co-obligor or guarantor of certain debt obligations of Equinor ASA.

Equinor's condensed interim financial statements for the second quarter of 2024 were authorised for issue by the board of directors on 23 July 2024.

Basis of preparation
These condensed interim financial statements are prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all the information and disclosures required by IFRS® Accounting Standards for a complete set of financial statements and should be read in conjunction with the Consolidated annual financial statements for 2023. IFRS Accounting Standards as adopted by the EU differs in certain respects from IFRS Accounting Standards as issued by the IASB, however the differences do not impact Equinor's financial statements for the periods presented.

Certain amounts in the comparable years have been reclassified to conform to current year presentation. As a result of rounding differences, numbers or percentages may not add up to the total.

The condensed interim financial statements are unaudited.

Accounting policies
The accounting policies applied in the preparation of the condensed interim financial statements are consistent with those used in the preparation of Equinor´s consolidated annual financial statements for 2023. A description of the material accounting policies is included in Equinor´s consolidated annual financial statements for 2023. When determining fair value, there have been no changes to the valuation techniques or models and Equinor applies the same sources of input and the same criteria for categorisation in the fair value hierarchy as disclosed in the consolidated annual financial statements for 2023.

For information about IFRS Accounting Standards, amendments to IFRS Accounting Standards and IFRIC® Interpretations effective from 1 January 2024, that could affect the consolidated financial statements, please refer to note 2 in Equinor´s consolidated financial statements for 2023. None of the amendments to IFRS Accounting Standards effective from 1 January 2024 has had a significant impact on the condensed interim financial statements. Equinor has not early adopted any IFRS Accounting Standards, amendments to IFRS Accounting Standards or IFRIC Interpretations issued, but not yet effective.

Use of judgements and estimates
The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are reviewed on an on-going basis and are based on historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Please refer to note 2 in Equinor´s consolidated financial statements for 2023 for more information about accounting judgement and key sources of estimation uncertainty. See note 2 Segments in this report for further information about management's future commodity price assumptions and long-term NOK currency exchange rate assumptions.

Note 2. Segments

Equinor´s operations are managed through operating segments identified on the basis of those components of Equinor that are regularly reviewed by the chief operating decision maker, Equinor's Corporate Executive Officer (CEO). The reportable segments Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P International), Exploration & Production USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN) correspond to the operating segments. The operating segments Projects, Drilling & Procurement (PDP), Technology, Digital & Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality. The majority of the costs in PDP and TDI is allocated to the three Exploration & Production segments, MMP and REN.

The accounting policies of the reporting segments equal those applied in these condensed interim financial statements, except for the line-item Additions to PP&E, intangibles and equity accounted investments in which movements related to changes in asset retirement obligations are excluded as well as provisions for onerous contracts which reflect only obligations towards group external parties. The measurement basis of segment profit is net operating income/(loss). Deferred tax assets, pension assets, non-current financial assets, total current assets and total liabilities are not allocated to the segments. Transactions between the segments, mainly from the sale of crude oil, gas, and related products, are performed at defined internal prices which have been derived from market prices. The transactions are eliminated upon consolidation.

Second quarter 2024
(in USD million)

	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	60	162	72	25,135	6	27	0	25,462
Revenues and other income inter-segment	8,304	1,742	919	86	6	8	(11,065)	0
Net income/(loss) from equity accounted investments	0	5	0	(30)	37	0	0	12
Other income	62	0	9	(0)	0	(6)	0	65
Total revenues and other income	8,426	1,909	1,001	25,190	49	28	(11,065)	25,538
Purchases [net of inventory variation]	0	(23)	0	(23,206)	0	0	11,084	(12,145)
Operating, selling, general and administrative expenses	(982)	(582)	(291)	(1,279)	(122)	(33)	179	(3,110)
Depreciation and amortisation	(1,206)	(453)	(427)	(242)	(15)	(35)	0	(2,379)
Net impairment (losses)/reversals	0	0	0	33	(3)	0	0	31
Exploration expenses	(109)	(151)	(19)	0	0	0	0	(279)
Total operating expenses	(2,297)	(1,209)	(737)	(24,693)	(140)	(69)	11,263	(17,883)
Net operating income/(loss)	6,129	699	264	497	(90)	(40)	198	7,656
Additions to PP&E, intangibles and equity accounted investments	1,579	779	1,522	189	608	101	(0)	4,779
Balance sheet information								
Equity accounted investments	4	0	0	759	1,490	148	2	2,403
Non-current segment assets	27,812	18,151	11,345	3,811	2,700	966	0	64,785
Non-current assets not allocated to segments								14,372
Total non-current assets								81,560
Assets held for sale	364	1,116	0	0	0	0	0	1,480

25   Condensed interim financial statements and notes

PRESS
RELEASE
SECOND QUARTER
2024 REVIEW
CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES
SUPPLEMENTARY
DISCLOSURES

First quarter 2024
(in USD million)

	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	55	183	67	24,733	26	25	0	25,089
Revenues and other income inter-segment	7,852	1,470	968	92	3	8	(10,393)	0
Net income/(loss) from equity accounted investments	0	3	0	(1)	30	0	0	33
Other income	(28)	(1)	20	0	0	23	0	14
Total revenues and other income	7,879	1,655	1,055	24,824	60	55	(10,393)	25,135
Purchases [net of inventory variation]	0	34	0	(21,968)	0	0	10,012	(11,922)
Operating, selling, general and administrative expenses	(866)	(395)	(280)	(1,326)	(272)	(46)	213	(2,971)
Depreciation and amortisation	(1,173)	(529)	(364)	(227)	(8)	(36)	0	(2,337)
Net impairment (losses)/reversals	0	0	0	0	0	(7)	0	(7)
Exploration expenses	(84)	(148)	(34)	0	0	0	0	(266)
Total operating expenses	(2,123)	(1,039)	(678)	(23,522)	(280)	(89)	10,226	(17,504)
Net operating income/(loss)	5,756	616	377	1,303	(220)	(34)	(167)	7,631
Additions to PP&E, intangibles and equity accounted investments	1,372	756	359	210	624	40	0	3,361

26   Condensed interim financial statements and notes

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Second quarter 2023
(in USD million)

	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	67	185	75	22,514	11	19	0	22,870
Revenues and other income inter-segment	8,223	1,394	902	135	0	8	(10,661)	0
Net income/(loss) from equity accounted investments	0	24	0	(9)	(4)	0	0	11
Other income	(8)	1	0	0	(2)	(0)	0	(9)
Total revenues and other income	8,282	1,605	976	22,639	4	27	(10,661)	22,872
Purchases [net of inventory variation]	0	(100)	0	(21,094)	0	0	10,327	(10,867)
Operating, selling, general and administrative expenses	(937)	(436)	(305)	(1,172)	(93)	(9)	172	(2,781)
Depreciation and amortisation	(1,064)	(465)	(445)	(221)	(2)	(35)	0	(2,231)
Net impairment (losses)/reversals	0	0	0	(2)	0	(10)	0	(12)
Exploration expenses	(80)	173	(22)	0	0	0	0	71
Total operating expenses	(2,082)	(828)	(772)	(22,489)	(95)	(54)	10,499	(15,821)
Net operating income/(loss)	6,200	776	204	150	(91)	(26)	(162)	7,051
Additions to PP&E, intangibles and equity accounted investments	1,624	2,114	274	65	267	0	0	4,345

27   Condensed interim financial statements and notes

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

First half 2024
(in USD million)

	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	116	345	139	49,868	32	51	0	50,551
Revenues inter-segment	16,156	3,212	1,887	178	9	16	(21,457)	0
Net income/(loss) from equity accounted investments	0	8	0	(31)	68	0	0	44
Other income	33	(1)	30	0	0	16	0	78
Total revenues and other income	16,305	3,563	2,056	50,014	109	84	(21,457)	50,673
Purchases [net of inventory variation]	0	10	0	(45,174)	0	(0)	21,096	(24,068)
Operating, selling, general and administrative expenses	(1,848)	(977)	(571)	(2,605)	(394)	(79)	392	(6,081)
Depreciation and amortisation	(2,379)	(983)	(791)	(469)	(23)	(71)	0	(4,716)
Net impairment (losses)/reversals	0	0	0	33	(3)	(7)	0	23
Exploration expenses	(193)	(299)	(53)	0	0	0	0	(545)
Total operating expenses	(4,420)	(2,248)	(1,415)	(48,215)	(420)	(157)	21,488	(35,386)
Net operating income/(loss)	11,885	1,316	641	1,799	(311)	(74)	31	15,287
Additions to PP&E, intangibles and equity accounted investments	2,951	1,535	1,881	399	1,232	142	(0)	8,140

28 Condensed interim financial statements and notes

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

First half 2023
(in USD million)

	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	116	513	136	51,258	14	44	0	52,081
Revenues inter-segment	20,315	2,603	1,855	217	0	17	(25,007)	0
Net income/(loss) from equity accounted investments	0	35	0	31	(11)	0	0	54
Other income	(105)	1	0	23	0	41	0	(39)
Total revenues and other income	20,326	3,153	1,991	51,528	2	102	(25,007)	52,096
Purchases [net of inventory variation]	(0)	(84)	0	(46,453)	0	(0)	24,434	(22,102)
Operating, selling, general and administrative expenses	(1,914)	(1,095)	(577)	(2,351)	(179)	(142)	453	(5,806)
Depreciation and amortisation	(2,179)	(926)	(801)	(452)	(3)	(68)	0	(4,429)
Net impairment (losses)/reversals	0	0	0	(4)	0	(10)	0	(14)
Exploration expenses	(217)	110	(68)	0	0	0	0	(176)
Total operating expenses	(4,310)	(1,995)	(1,447)	(49,260)	(182)	(220)	24,887	(32,527)
Net operating income/(loss)	16,016	1,158	544	2,268	(180)	(118)	(120)	19,569
Additions to PP&E, intangibles and equity accounted investments	2,941	2,565	536	284	1,119	79	0	7,524

29   Condensed interim financial statements and notes

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Changes to accounting assumptions

Management's future commodity price assumptions and currency assumptions are used for value in use impairment testing. While there are inherent uncertainties in the assumptions, the commodity price assumptions as well as currency assumptions reflect management's best estimate of the price and currency development over the life of the Group's assets based on its view of relevant current circumstances and the likely future development of such circumstances, including energy demand development, energy and climate change policies as well as the speed of the energy transition, population and economic growth, geopolitical risks, technology and cost development and other factors. Management's best estimate also takes into consideration a range of external forecasts.

Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets and exchange rates. Significant uncertainty exists regarding future commodity price development due to the transition to a lower carbon economy, future supply actions by OPEC+ and other factors. Such analysis resulted in changes in the long-term price assumptions with effect from the second quarter of 2024. The main price assumptions applied in impairment and impairment reversal assessments are disclosed in the table below as price-points on price curves. Previous price-points applied from the second quarter of 2023 up to and including the first quarter of 2024 are provided in brackets.

Further, with effect from the second quarter of 2024, Equinor implemented new long-term exchange rates. The USD/NOK rate has been revised to 10.0 (previously 8.5), the EUR/NOK rate has been revised to 11.5 (previously 10.0) and the USD/GBP rate has been revised to 1.30 (previously 1.35). This conclusion is supported by the historical 5-year average and forward spot prices in the currency market.

Non-current assets by country

(in USD million)	At 30 June 2024	At 31 December 2023
Norway	31,666	32,977
USA	13,830	12,587
Brazil	11,033	10,871
UK	5,600	5,535
Canada	1,099	1,157
Angola	1,093	1,103
Denmark	954	973
Argentina	693	648
Poland	568	447
Algeria	413	474
Other	239	265
Total non-current assets[1]	67,188	67,038

1) Excluding deferred tax assets, pension assets and non-current financial assets. Non-current assets are attributed to country of operations.

Year

Prices in real terms[1]	2030		2040		2050	
Brent Blend (USD/bbl)	80	(80)	75	(75)	70	(70)
European gas (USD/mmBtu) - TTF	8.3	(9.4)	9.5	(9.8)	9.5	(9.8)
Henry Hub (USD/mmBtu)	4.3	(4.5)	4.5	(4.4)	4.5	(4.4)
Electricity Germany (EUR/MWh)	71	(80)	74	(73)	74	(73)
EU ETS (EUR/tonne)	101	(107)	136	(131)	165	(153)

1) Basis year 2024, i.e prices have been adjusted for inflation and are presented in real 2024 terms.

30   Condensed interim financial statements and notes

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Note 3. Acquisitions and disposals

Acquisition and disposals

Swap of onshore oil & gas assets in the US

On 31 May 2024, Equinor and EQT Corporation closed the swap transaction in which Equinor sold its 100% interest in the Marcellus and Utica shale formations in the Appalachian Basin, located in southeastern Ohio, and transferred the operatorship to EQT. In exchange, Equinor acquired 40% of EQT's non-operated working interest in the Northern Marcellus shale formation in Pennsylvania. Following the transaction, Equinor has increased its average working interest from 15.7% to 25.7% in certain Chesapeake-operated Northern Marcellus gas units. Equinor paid a cash consideration of USD 467 million (net of interim period settlement) to EQT to balance the overall transaction. With this transaction, Equinor continues to high-grade the US portfolio and work to strengthen the profitability of the onshore gas position in the Appalachian Basin. The assets acquired and liabilities assumed have been recognised in accordance with the principles in IFRS 3 Business Combinations within the E&P USA segment, mainly as property, plant, and equipment (USD 750 million) and intangible assets (USD 505 million).

Swap of US Offshore Wind assets

On 24 January 2024, Equinor entered into a swap agreement with bp to acquire bp's 50% share and take full ownership of Empire Offshore Wind Holdings LLC, including the Empire Wind lease and projects (Empire Wind), in exchange for its 50%

share in Beacon Wind Holdings LLC, including the Beacon Wind lease and projects (Beacon Wind). Equinor also agreed to acquire bp's 50% interest in the South Brooklyn Marine Terminal (SBMT) lease. Based on the agreement, Equinor controls and has consolidated Empire Wind and SBMT from the first quarter of 2024 and has divested its 50% share of Beacon Wind. The swap of Empire Wind and Beacon Wind was formally closed on 4 April. The acquisitions have been accounted for as asset acquisitions, and previous holdings have not been revalued. The swap resulted in a combined loss of USD 147 million in the first quarter 2024, recognised in the REN segment and presented in the line item Operating expenses in the Consolidated statement of income.

Held for sale

Divestment of interest in Azerbaijan

On 22 December 2023, Equinor entered into an agreement with the State Oil Company of the Republic of Azerbaijan (SOCAR) to sell its interest in its Azerbaijan assets. The assets comprise a 7.27% non-operated interest in the Azeri Chirag Gunashli (ACG) oil fields in the Azerbaijan sector of the Caspian Sea, 8.71% interest in the Baku-Tbilisi-Ceyhan (BTC) pipeline and 50% in the Karabagh oil field. Closing is expected during 2024 subject to regulatory and contractual approvals. The assets have been classified as held for sale since the fourth quarter 2023.

Note 4. Revenues

Revenues from contracts with customers by geographical areas

When attributing the line item Revenues from contracts with customers for the second quarter of 2024 to the country of the legal entity executing the sale, Norway constitutes 80% and the USA constitutes 18% of such revenues (79% and 18%, respectively, for the first quarter of 2024 and 76% and 20%, respectively, for the second quarter of 2023). For the first half of 2024, Norway and the USA constituted 79% and 18% of such revenues, respectively (81% and 16% respectively for the first half of 2023). Revenues from contracts with customers are mainly reflecting such revenues from the reporting segment MMP.

Revenues from contracts with customers and other revenues

(in USD million)	Quarters			First half	
	Q2 2024	Q1 2024	Q2 2023	2024	2023
Crude oil	15,633	14,266	13,055	29,899	25,166
Natural gas	4,888	5,060	5,041	9,948	15,498
- European gas	3,967	4,177	4,422	8,143	13,650
- North American gas	199	305	199	504	596
- Other incl. Liquefied natural gas	723	578	419	1,301	1,251
Refined products	2,045	2,224	2,368	4,269	4,845
Natural gas liquids	1,806	2,097	1,780	3,903	4,163
Power[1]	405	563	448	968	1,301
Transportation	387	369	395	756	848
Other sales[1]	92	85	209	176	316
Revenues from contracts with customers	25,255	24,663	23,295	49,918	52,136
Total other revenues[2]	207	426	(425)	632	(56)
Revenues	25,462	25,089	22,870	50,551	52,081

1) As from 1 January 2024, the line item Power has been disaggregated from the line item Other sales. 2023 figures have been disaggregated accordingly.

2) This item mainly relates to commodity derivatives and change in fair value, less cost to sell, of commodity inventories held for trading purposes.

31 Condensed interim financial statements and notes

PRESS RELEASE | SECOND QUARTER 2024 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Note 5. Financial items

(in USD million)	Quarters			First half	
	Q2 2024	Q1 2024	Q2 2023	2024	2023
Net foreign currency exchange gains/(losses)	(193)	303	197	110	1,152
Interest income and other financial income	495	560	618	1,055	1,208
Gains/(losses) on financial investments	21	(7)	5	15	37
Gains/(losses) other derivative financial instruments	(54)	(74)	(79)	(128)	(5)
Interest and other finance expenses	(394)	(416)	(418)	(811)	(880)
Net financial items	(126)	366	323	240	1,512

Equinor reports a decrease in Net foreign currency exchange gains in the first half of 2024 compared to first half prior year. The gains mainly related to strengthening of USD versus NOK in both periods, with a lesser strengthening in the first half of 2024 than prior year.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion. As of 30 June 2024, USD 0.2 billion were utilised compared to USD 1.9 billion utilised as of 31 December 2023.

Note 6. Income taxes

(in USD million)	Quarters			First half	
	Q2 2024	Q1 2024	Q2 2023	2024	2023
Income/(loss) before tax	7,530	7,998	7,374	15,527	21,081
Income tax	(5,658)	(5,325)	(5,545)	(10,983)	(14,286)
Effective tax rate	75.1%	66.6%	75.2%	70.7%	67.8%

The effective tax rate for the second quarter and the first half of 2024 was significantly influenced by currency effects in entities that are taxable in other currencies than the functional currency. The effective tax rate for the second quarter of 2024 was also influenced by higher share of income from jurisdictions with relatively high tax rates.

The effective tax rate for the second quarter of 2023 was significantly influenced by higher share of income from the Norwegian continental shelf. The effective rate for the first half of 2023 was significantly influenced by the lower share of income before tax from the Norwegian continental shelf and currency effects in entities that are taxable in other currencies than the functional currency.

Note 7. Provisions, commitments and contingent items

Asset retirement obligation
Equinor's estimated asset retirement obligations (ARO) have decreased by approximately USD 0.6 billion to USD 11.8 billion at 30 June 2024 compared to year-end 2023, mainly due to increased discount rates and strengthening of USD versus NOK. Changes in ARO are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.

Litigation and claims
During the normal course of its business, Equinor is involved in legal and other proceedings, and several unresolved claims are currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Note 8. Capital distribution

Dividend for the second quarter 2024
On 23 July 2024, the Board of Directors resolved to declare an ordinary cash dividend for the second quarter of 2024 of USD 0.35 per share and an extraordinary cash dividend of USD 0.35 per share. The Equinor shares will be traded ex-dividend 18 November 2024 on the Oslo Børs and 19 November for ADR holders on the New York Stock Exchange. Record date will be 19 November 2024 and payment date will be 29 November 2024.

Share buy- back programme 2024
Based on the authorisation from the annual general meeting on 14 May 2024, the Board of directors will on a quarterly basis decide on share buy-back tranches. The 2024-2025 buy-back programme is up to USD 10,000-12,000 million in total, with up to USD 6,000 million for 2024, including shares to be redeemed from the Norwegian State.

In February 2024, Equinor launched the first tranche of USD 1,200 million, of which USD 389 million was acquired in the market in first quarter and USD 7 million was acquired in second quarter. In May 2024, Equinor launched the second tranche of USD 1,600 million including shares to be redeemed from the Norwegian State, and entered into an irrevocable agreement with a third party to purchase shares for USD 528 million in the market. Of this second tranche, shares for USD 390 million have been purchased in the market and settled at 30 June 2024, whereas USD 528 million have been recognised as reduction in equity. The market execution of the second tranche was completed in July 2024.

On 23 July 2024, the Board of Directors decided to initiate a third share buy-back tranche of up to USD 1,600 million for 2024, including shares to be redeemed from the Norwegian State. The third tranche will start 25 July 2024 and will end no later than 22 October 2024.

In order to maintain the Norwegian States ownership share in Equinor, a proportionate share of the second, third and fourth tranche of the 2023 programme as well as the first tranche of the 2024 programme was redeemed and cancelled through a capital reduction by the annual general meeting on 14 May 2024. The liability to the Norwegian State of USD 3,956 million (NOK 42,801 million) following the capital reduction has been recognised as reduction in equity and was settled in July 2024. A proportionate share of the second and third tranche of the 2024 programme will be redeemed and cancelled at the annual general meeting in May 2025.

	First half	
Equity impact of share buy-back programmes (in USD million)	**2024**	**2023**
First tranche	**396**	330
Second tranche	**528**	550
Norwegian state share[1)]	**3,956**	3,705
Total	**4,880**	4,585

1) Relates to second to fourth tranche of previous year programme and first tranche of current year programme

33   Condensed interim financial statements and notes

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Responsibility statement

Today, the board of directors and the chief executive officer have reviewed and approved the Equinor ASA Condensed interim financial statements as of 30 June 2024.

Pursuant to the Norwegian Securities Trading Act section 5-6 with pertaining regulation we confirm to the best of our knowledge that:

- the Equinor ASA Condensed interim financial statements for the first half of 2024 have been prepared in accordance with IFRS Accounting Standards as adopted by the European Union (EU), IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and additional Norwegian disclosure requirements in the Norwegian Accounting Act, and that
- the Condensed interim financial statements gives a true and fair view of the assets, liabilities, financial position and results of the company and the group taken as a whole, and that
- the interim report gives a fair view of important events that have occurred during the first six months of the financial year and their impact on the Condensed interim financial statements, major related party transactions and the principal risks and uncertainties for the remaining six months of the financial year.

Oslo, 23 July 2024
THE BOARD OF DIRECTORS OF EQUINOR ASA

/s/ JON ERIK REINHARDSEN
CHAIR

/s/ ANNE DRINKWATER
DEPUTY CHAIR

/s/ HAAKON BRUUN-HANSSEN

/s/ FERNANDA LOPES LARSEN

/s/ HILDE MØLLERSTAD

/s/ JONATHAN LEWIS

/s/ FINN BJØRN RUYTER

/s/ TONE HEGLAND BACHKE

/s/ STIG LÆGREID

/s/ PER MARTIN LABRÅTEN

/s/ MIKAEL KARLSSON

/s/ ANDERS OPEDAL
PRESIDENT AND CEO



34

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Supplementary disclosures

Gullfaks C and Hywind Tampen.

Equinor second quarter 2024

35 Supplementary disclosures

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Supplementary disclosures

Exchange rates

Exchange rates	Quarters			Change	First half		
	Q2 2024	Q1 2024	Q2 2023	Q2 on Q2	2024	2023	Change
USD/NOK average daily exchange rate	**10.7440**	10.5094	10.7100	0%	**10.6248**	10.4637	2%
USD/NOK period-end exchange rate	**10.6460**	10.8011	10.7712	(1%)	**10.6460**	10.7712	(1%)
EUR/USD average daily exchange rate	**1.0764**	1.0858	1.0890	(1%)	**1.0811**	1.0806	0%
EUR/USD period-end exchange rate	**1.0705**	1.0816	1.0866	(1%)	**1.0705**	1.0866	(1%)

Use and reconciliation of Non-GAAP financial measures

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e., IFRS Accounting Standards in the case of Equinor). The following financial measures included in this report may be considered non-GAAP financial measures:

Adjusted operating income (previously named Adjusted earnings) is based on net operating income/(loss) and adjusts for certain items affecting the income for the period to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management believes adjusted operating income provides an indication of Equinor's underlying operational performance and facilitates

comparison of operational trends between periods. The name of this measure was changed in 2024 to eliminate confusion regarding the basis of the calculation; additionally, one adjusting item was removed from the calculation of the measure, as detailed below in the Amended principles section.

Adjusted operating income after tax (previously named Adjusted earnings after tax) – equals the sum of net operating income/(loss) less income tax in reporting segments and includes adjustments to net operating income/(loss) to take the applicable marginal tax into consideration. The name of this measure was changed in 2024 in line with the change of the name of the pre-tax measure above. Adjusted operating income after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted operating income less the tax effects on

all elements included in adjusted operating income (or calculated tax on net operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effects related to tax exposure items not related to the individual reporting period are excluded from adjusted operating income after tax. Management believes adjusted operating income after tax provides an indication of Equinor's underlying operational performance after tax and facilitates comparisons of operational trends after tax between periods as it reflects the tax charge associated with operational performance excluding the impact of financing. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS Accounting Standards will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted operating income after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted net income is based on net income/(loss) and provides additional transparency to Equinor's underlying financial performance by also including

net financial items and the associated tax effects. This measure includes adjustments made to arrive at adjusted operating income after tax, in addition to specific adjustments related to net financial items. Management believes this measure provides an indication of Equinor's underlying financial performance including the impact from financing and facilitates comparison of trends between periods.

Adjusted Earnings Per Share (Adjusted EPS) is computed by dividing Adjusted net income by the weighted average number of shares outstanding during the period. Earnings per share is a metric that is frequently used by investors, analysts and other parties to assess a company's profitability per share. Management believes this measure provides an indication of Equinor's underlying financial performance including the impact from financing and facilitates comparison of trends between periods.

Management believes the above measures provides an indication of Equinor's underlying operational and financial performance and facilitates the comparison of trends between periods.

The above measures are supplementary measures and should not be viewed in isolation or as substitutes for net operating income/(loss), net income/(loss) and earnings per share, which are the most directly comparable IFRS Accounting Standards measures. The reconciliation tables later in this report reconcile the above non-GAAP measures to the most directly

36 Supplementary disclosures

PRESS RELEASE | SECOND QUARTER 2024 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

comparable IFRS Accounting Standards measure or measures. There are material limitations associated with the above measures compared with the IFRS Accounting Standards measures, as these non-GAAP measures do not include all the items of revenues/ gains or expenses/losses of Equinor that are required to evaluate its profitability on an overall basis. The non-GAAP measures are only intended to be indicative of the underlying developments in trends of our on-going operations.

Amended principles for Adjusted operating income with effect from the first quarter of 2024:
Equinor has made the following changes to the items adjusted for within Adjusted operating income:
With effect from the first quarter of 2024, Equinor no longer adjusts for over-/underlift to arrive at adjusted operating income. Over-/underlift is presented using the sales method. The sales revenues and associated costs are reflected in adjusted operating income when the physical volumes are lifted and sold rather than when they are produced, in line with IFRS Accounting Standards. Removing this adjustment is the result of a comprehensive materiality assessment and an effort to streamline our reporting. This change is part of our ongoing commitment to improve the alternative performance measures we present, ensuring that the adjustments are meaningful to users of the financial statements and supplementary information.

These changes have been applied retrospectively to the comparative figures. This change only affects the E&P Norway and E&P International reporting segments and does not impact the comparative figures of other segments.

Impact of change	Q2 2023			First half 2023		
E&P Norway	**As reported**	**Impact**	**Restated**	**As reported**	**Impact**	**Restated**
Adjusted total revenues and other income	8,034	260	8,294	20,178	258	20,435
Over-/underlift	(260)	260	-	(258)	258	-
Adjusted operating and administrative expenses	(888)	(50)	(937)	(1,863)	(51)	(1,914)
Over-/underlift	50	(50)	-	51	(51)	-
Adjusted operating income/(loss)	6,003	210	6,213	15,919	207	16,125
Adjusted operating income/(loss) after tax	1,366	46	1,413	3,580	46	3,626

Impact of change	Q2 2023			First half 2023		
E&P International	**As reported**	**Impact**	**Restated**	**As reported**	**Impact**	**Restated**
Adjusted total revenues and other income	1,599	2	1,601	3,153	(94)	3,061
Over-/underlift	(2)	2	-	94	(94)	-
Adjusted operating and administrative expenses	(456)	44	(412)	(897)	86	(811)
Over-/underlift	(44)	44	-	(86)	86	-
Adjusted operating income/(loss)	751	46	797	1,365	(8)	1,357
Adjusted operating income/(loss) after tax	419	17	436	749	(18)	731

Impact of change	Q2 2023			First half 2023		
Equinor group	**As reported**	**Impact**	**Restated**	**As reported**	**Impact**	**Restated**
Adjusted total revenues and other income	23,133	262	23,394	51,653	164	51,817
Over-/underlift	(262)	262	-	(164)	164	-
Adjusted operating and administrative expenses	(2,752)	(6)	(2,758)	(5,602)	35	(5,567)
Over-/underlift	6	(6)	-	(35)	35	-
Adjusted operating income/(loss)	7,543	256	7,799	19,516	199	19,715
Adjusted operating income/(loss) after tax	2,246	63	2,309	5,760	28	5,788
Effective tax rates on adjusted operating income	70.2%	0.2%	70.4%	70.5%	0.1%	70.6%

No other line items or segments were affected by the change.

37   Supplementary disclosures

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Adjusted operating income adjust for the following items:

- **Changes in fair value of derivatives:** In the ordinary course of business, Equinor enters into commodity derivative contracts to manage the price risk exposure relating to future sale and purchase contracts. These commodity derivatives are measured at fair value at each reporting date, with the movements in fair value recognised in the income statement. By contrast, the related sale and purchase contracts are not recognised until the transaction occurs resulting in timing differences. Therefore, with effect from the first quarter of 2023, the unrealised movements in the fair value of these commodity derivative contracts are excluded from adjusted operating income and deferred until the time of the physical delivery to minimise the effect of these timing differences. Further, embedded derivatives within certain gas contracts and contingent consideration related to historical divestments are carried at fair value. Any accounting impacts resulting from such changes in fair value are also excluded from adjusted operating income, as these fluctuations are not indicative of the underlying performance of the business.

- **Periodisation of inventory hedging effect:** Equinor enters into derivative contracts to manage price risk exposure relating to its commercial storage. These derivative contracts are carried at fair value while the inventories are accounted for at the lower of cost or market price. An adjustment is made to align the valuation principles of inventories with related derivative contracts. The adjusted valuation of inventories is based on the forward price at the expected realisation date. This is so that the valuation principles between commercial storages and derivative contracts are better aligned.

- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.

- **Impairment and reversal of impairment** are excluded from adjusted operating income since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired, or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and net impairment line items.

- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.

- **Eliminations (Internal unrealised profit on inventories):** Volumes derived from equity oil inventory vary depending on several factors and inventory strategies, i.e., level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS Accounting Standards (write down to production cost). The proportion of realised versus unrealised gain fluctuates from one period to another due to inventory strategies and consequently impact net operating income/ (loss). Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted operating income.

- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions, but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. However, other items adjusted do not constitute normal, recurring income and operating expenses for the company. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.

- **Change in accounting policy** is adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period.

Adjusted net income incorporates the adjustments above, as well as the following items impacting net financial items:

- **Changes in fair value of financial derivatives used to hedge interest bearing instruments.** Equinor enters into financial derivative contracts to manage interest rate risk on long term interest-bearing liabilities including bonds and financial loans. The financial derivative contracts (hedging instruments) are measured at fair value at each reporting date, with movements in fair value recognised in the income statement. The long term interest-bearing liabilities are measured at amortised cost and not remeasured at fair value at each reporting date. This creates measurement differences and therefore the movements in the fair value of these financial derivative contracts and associated tax effects are excluded from the calculation of adjusted net income and deferred until the time the underlying instrument is matured, exercised, or settled. Management believes that this appropriately reflects the economic effect of these risk management activities in each period and provides an indication of Equinor's underlying financial performance.

- **Foreign currency gains/losses on certain intercompany bank and cash balances** are eliminated from adjusted net income. These currency effects are mainly due to a large part of Equinor's operations having NOK as functional currency, and the effects are offset within equity as other comprehensive income arising on translation from functional currency to presentation currency USD. These currency effects increase volatility in financial performance, which does not reflect Equinor's underlying financial performance. Management believes that this adjustment removes periodic fluctuations in Equinor's adjusted net income.

Net debt to capital employed ratio – In Equinor's view, net debt ratios provide a more informative picture of Equinor's financial strength than gross interest-bearing financial debt. Three different net debt to capital ratios are presented in this report: 1) net debt to capital employed, 2) net debt to capital employed adjusted, including lease liabilities, and 3) net debt to capital employed adjusted. These calculations are all based on

38   Supplementary disclosures

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Equinor's gross interest-bearing financial liabilities as recorded in the Consolidated balance sheet and exclude cash, cash equivalents and current financial investments.

The following adjustments are made in calculating the net debt to capital employed adjusted, including lease liabilities ratio and the net debt to capital employed adjusted ratio: collateral deposits (classified as Cash and cash equivalents in the Consolidated balance sheet), and financial investments held in Equinor Insurance AS (classified as Current financial investments in the Consolidated balance sheet) are treated as non-cash and excluded from the calculation of these non-GAAP measures. Collateral deposits are excluded since they relate to certain requirements of exchanges where Equinor is trading and presented as restricted cash. Financial investments in Equinor Insurance are excluded as these investments are not readily available for the group to meet short term commitments. These adjustments result in a higher net debt figure and in Equinor's view provides a more prudent measure of the net debt to capital employed ratio than would be the case without such exclusions. Additionally, lease liabilities are further excluded in calculating the net debt to capital employed adjusted ratio. The table Calculation of capital employed and net debt to capital employed ratio later in this report details the calculations for these non-GAAP measures and reconciles them with the most directly comparable IFRS Accounting Standards financial measure or measures.

Organic capital expenditures (organic investments/capex) – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments as presented in note 2 Segments to the Condensed interim financial statements. Organic capital expenditures are capital expenditures excluding expenditures related to acquisitions, leased assets and other investments with significantly different cash flow patterns. Equinor believes this measure gives stakeholders relevant information to understand the company's investments in maintaining and developing its assets. Forward-looking organic capital expenditures included in this report are not reconcilable to its most directly comparable IFRS Accounting Standards measure without unreasonable efforts, because the amounts excluded from such IFRS Accounting Standards measure to determine organic capital expenditures cannot be predicted with reasonable certainty.

Gross capital expenditures (gross capex) – Gross capital expenditures represent capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments as presented in the financial statements, excluding additions to right of use assets related to leases and capital expenditures financed through government grants. Equinor adds the proportionate share of capital expenditures in equity accounted investments not included in Additions to PP&E, intangibles and equity accounted investments. Equinor believes that by excluding additions to right of use

assets related to leases, this measure better reflects the company's investments in the business to drive growth. Forward-looking gross capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts included or excluded from such IFRS measure to determine gross capital expenditures cannot be predicted with reasonable certainty.

Cash flows from operations after taxes paid (CFFO after taxes paid) represents, and is used by management, to evaluate cash generated from operating activities after taxes paid, which is available for investing activities, debt servicing and distribution to shareholders. Cash flows from operations after taxes paid is not a measure of our liquidity under IFRS Accounting Standards and should not be considered in isolation or as a substitute for an analysis of our results as reported in this report. Our definition of Cash flows from operations after taxes paid is limited and does not represent residual cash flows available for discretionary expenditures. The table Calculation of CFFO after taxes paid and net cash flow later in this report provides a reconciliation of Cash flows from operations after taxes paid to its most directly comparable IFRS Accounting Standards measure, Cash flows provided by operating activities before taxes paid and working capital items, as of the specified dates. Forward-looking cash flows from operations after taxes paid included in this report are not reconcilable to its most directly comparable IFRS

measure without unreasonable efforts, because the amounts included or excluded from such IFRS measure to determine cash flows from operations after taxes paid cannot be predicted with reasonable certainty.

Net cash flow - Net cash flow represents, and is used by management to evaluate, cash generated from operational and investing activities available for debt servicing and distribution to shareholders. Net cash flow is not a measure of our liquidity under IFRS Accounting Standards and should not be considered in isolation or as a substitute for an analysis of our results as reported in this report. Our definition of Net cash flow is limited and does not represent residual cash flows available for discretionary expenditures. The table Calculation of CFFO after taxes paid and net cash flow later in this report provides a reconciliation of Net cash flow to its most directly comparable IFRS Accounting Standards measure, Cash flows provided by operating activities before taxes paid and working capital items, as of the specified dates.

For more information on our definitions and use of non-GAAP financial measures, see section 5.6 Use and reconciliation of non-GAAP financial measures in Equinor's 2023 Integrated Annual Report.

Reconciliation of adjusted operating income

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.

Items impacting net operating income/(loss) in the second quarter of 2024 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other
Net operating income/(loss)	**7,656**	6,129	699	264	497	(90)	158
Total revenues and other income	**25,538**	8,426	1,909	1,001	25,190	49	(11,036)
Adjusting items	**(1)**	-	-	-	(1)	-	-
Changes in fair value of derivatives	**(10)**	-	-	-	(10)	-	-
Periodisation of inventory hedging effect	**9**	-	-	-	9	-	-
Adjusted total revenues and other income	**25,538**	8,426	1,909	1,001	25,189	49	(11,036)
Purchases [net of inventory variation]	**(12,145)**	0	(23)	-	(23,206)	-	11,084
Adjusting items	**(179)**	-	-	-	19	-	(198)
Operational storage effects	**19**	-	-	-	19	-	-
Eliminations	**(198)**	-	-	-	-	-	(198)
Adjusted purchases [net of inventory variation]	**(12,325)**	0	(23)	-	(23,187)	-	10,886
Operating and administrative expenses	**(3,110)**	(982)	(582)	(291)	(1,279)	(122)	145
Adjusting items	**40**	-	-	(0)	40	0	-
Provisions	**40**	-	-	-	40	-	-
Adjusted operating and administrative expenses	**(3,070)**	(982)	(582)	(291)	(1,238)	(122)	145

I Items impacting net operating income/(loss) in the second quarter of 2024 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other
Depreciation, amortisation and net impairments	**(2,348)**	(1,206)	(453)	(427)	(209)	(18)	(35)
Adjusting items	**(33)**	-	-	-	(33)	-	-
Reversal of Impairment	**(33)**	-	-	-	(33)	-	-
Adjusted depreciation, amortisation and net impairments	**(2,382)**	(1,206)	(453)	(427)	(242)	(18)	(35)
Exploration expenses	**(279)**	(109)	(151)	(19)	-	-	-
Adjusting items	**-**	-	-	-	-	-	-
Adjusted exploration expenses	**(279)**	(109)	(151)	(19)	-	-	-
Sum of adjusting items	**(173)**	-	-	(0)	25	0	(198)
Adjusted operating income/(loss)	**7,482**	6,129	699	264	521	(90)	(40)
Tax on adjusted operating income	**(5,329)**	(4,764)	(225)	(72)	(285)	6	11
Adjusted operating income/ (loss) after tax	**2,153**	1,364	474	192	237	(85)	(29)

Items impacting net operating income/(loss) in the second quarter of 2023 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other
Net operating income/(loss)	7,051	6,200	776	204	150	(91)	(189)
Total revenues and other income	22,872	8,282	1,605	976	22,639	4	(10,634)
Adjusting items	523	13	(4)	–	511	2	–
Changes in fair value of derivatives	362	13	(4)	–	353	–	–
Periodisation of inventory hedging effect	158	–	–	–	158	–	–
Gain/loss on sale of assets	2	–	–	–	–	2	–
Adjusted total revenues and other income[1]	23,394	8,294	1,601	976	23,150	7	(10,634)
Purchases [net of inventory variation]	(10,867)	(0)	(100)	–	(21,094)	–	10,327
Adjusting items	191	–	–	–	29	–	162
Operational storage effects	29	–	–	–	29	–	–
Eliminations	162	–	–	–	–	–	162
Adjusted purchases [net of inventory variation]	(10,676)	(0)	(100)	–	(21,065)	–	10,489
Operating and administrative expenses	(2,781)	(937)	(436)	(305)	(1,172)	(93)	163
Adjusting items	23	–	24	22	(27)	4	–
Other adjustments	26	–	–	22	–	4	–
Gain/loss on sale of assets	24	–	24	–	–	–	–
Provisions	(27)	–	–	–	(27)	–	–
Adjusted operating and administrative expenses[1]	(2,758)	(937)	(412)	(283)	(1,199)	(89)	163

Items impacting net operating income/(loss) in the second quarter of 2023 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other
Depreciation, amortisation and net impairments	(2,243)	(1,064)	(465)	(445)	(223)	(2)	(44)
Adjusting items	11	–	–	–	2	–	9
Impairment	11	–	–	–	2	–	9
Adjusted depreciation, amortisation and net impairments	(2,232)	(1,064)	(465)	(445)	(221)	(2)	(36)
Exploration expenses	71	(80)	173	(22)	–	–	–
Adjusted exploration expenses	71	(80)	173	(22)	–	–	–
Sum of adjusting items[1]	748	13	21	22	515	6	171
Adjusted operating income/(loss)[1]	7,799	6,213	797	226	665	(84)	(18)
Tax on adjusted operating income[1]	(5,490)	(4,800)	(361)	(52)	(328)	7	44
Adjusted operating income/(loss) after tax[1]	2,309	1,413	436	173	337	(77)	26

1) Restated for Equinor group, E&P Norway and E&P International due to amended principles for 'over-/underlift'. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

41   Supplementary disclosures

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Items impacting net operating income/(loss) in the first quarter of 2024 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other
Net operating income/(loss)	**7,631**	5,756	616	377	1,303	(220)	(200)
Total revenues and other income	**25,135**	7,879	1,655	1,055	24,824	60	(10,337)
Adjusting Items	**(346)**	-	-	-	(346)	-	-
Changes in fair value of derivatives	**(444)**	-	-	-	(444)	-	-
Periodisation of inventory hedging effect	**98**	-	-	-	98	-	-
Adjusted total revenues and other income	**24,789**	7,879	1,655	1,055	24,478	60	(10,337)
Purchases [net of inventory variation]	**(11,922)**	0	34	-	(21,968)	-	10,012
Adjusting Items	**109**	-	-	-	(58)	-	167
Operational storage effects	**(58)**	-	-	-	(58)	-	-
Eliminations	**167**	-	-	-	-	-	167
Adjusted purchases [net of inventory variation]	**(11,813)**	0	34	-	(22,026)	-	10,179
Operating and administrative expenses	**(2,971)**	(866)	(395)	(280)	(1,326)	(272)	168
Adjusting Items	**139**	-	-	-	(12)	151	-
Other adjustments	**3**	-	-	-	-	3	-
Gain/loss on sale of assets	**147**	-	-	-	-	147	-
Provisions	**(12)**	-	-	-	(12)	-	-
Adjusted operating and administrative expenses	**(2,832)**	(866)	(395)	(280)	(1,337)	(121)	168

Items impacting net operating income/(loss) in the first quarter of 2024 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other
Depreciation, amortisation and net impairments	**(2,345)**	(1,173)	(529)	(364)	(227)	(8)	(43)
Adjusting Items	**-**	-	-	-	-	-	-
Adjusted depreciation, amortisation and net impairments	**(2,345)**	(1,173)	(529)	(364)	(227)	(8)	(43)
Exploration expenses	**(266)**	(84)	(148)	(34)	-	-	-
Adjusting Items	**-**	-	-	-	-	-	-
Adjusted exploration expenses	**(266)**	(84)	(148)	(34)	-	-	-
Sum of adjusting items	**(98)**	-	-	-	(416)	151	167
Adjusted operating income/(loss)	**7,533**	5,756	616	377	887	(70)	(34)
Tax on adjusted operating income	**(4,959)**	(4,435)	(92)	(94)	(387)	14	35
Adjusted operating income/(loss) after tax	**2,574**	1,322	524	283	499	(55)	1

Items impacting net operating income/(loss) in the first half of 2024 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other
Net operating income/(loss)	**15,287**	11,885	1,316	641	1,799	(311)	(43)
Total revenues and other income	**50,673**	16,305	3,563	2,056	50,014	109	(21,374)
Adjusting items	**(347)**	-	-	-	(347)	-	-
Changes in fair value of derivatives	**(454)**	-	-	-	(454)	-	-
Periodisation of inventory hedging effect	**107**	-	-	-	107	-	-
Adjusted total revenues and other income	**50,326**	16,305	3,563	2,056	49,667	109	(21,374)
Purchases [net of inventory variation]	**(24,068)**	0	10	-	(45,174)	-	21,096
Adjusting items	**(71)**	-	-	-	(40)	-	(31)
Operational storage effects	**(40)**	-	-	-	(40)	-	-
Eliminations	**(31)**	-	-	-	-	-	(31)
Adjusted purchases [net of inventory variation]	**(24,138)**	0	10	-	(45,214)	-	21,065
Operating and administrative expenses	**(6,081)**	(1,848)	(977)	(571)	(2,605)	(394)	313
Adjusting items	**179**	-	-	(0)	29	151	-
Other adjustments	**3**	-	-	-	-	3	-
Gain/loss on sale of assets	**147**	-	-	(0)	-	147	-
Provisions	**29**	-	-	-	29	-	-
Adjusted operating and administrative expenses	**(5,901)**	(1,848)	(977)	(571)	(2,576)	(243)	313

Items impacting net operating income/(loss) in the first half of 2024 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other
Depreciation, amortisation and net impairments	**(4,693)**	(2,379)	(983)	(791)	(436)	(26)	(78)
Adjusting items	**(33)**	-	-	-	(33)	-	-
Reversal of impairment	**(33)**	-	-	-	(33)	-	-
Adjusted depreciation, amortisation and net impairments	**(4,726)**	(2,379)	(983)	(791)	(469)	(26)	(78)
Exploration expenses	**(545)**	(193)	(299)	(53)	-	-	-
Adjusted exploration expenses	**(545)**	(193)	(299)	(53)	-	-	-
Sum of adjusting items	**(272)**	-	-	(0)	(391)	151	(31)
Adjusted operating income/(loss)	**15,015**	11,885	1,316	641	1,408	(160)	(74)
Tax on adjusted operating income	**(10,288)**	(9,199)	(317)	(166)	(672)	20	46
Adjusted operating income/(loss) after tax	**4,727**	2,686	998	475	736	(140)	(28)

43 Supplementary disclosures

PRESS RELEASE | SECOND QUARTER 2024 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the first half of 2023 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other
Net operating income/(loss)	**19,569**	16,016	1,158	544	2,268	(180)	(238)
Total revenues and other income	**52,096**	20,326	3,153	1,991	51,528	2	(24,905)
Adjusting Items	**(279)**	109	(92)	-	(296)	0	(0)
Changes in fair value of derivatives	**(441)**	109	(92)	-	(457)	-	-
Periodisation of inventory hedging effect	**184**	-	-	-	184	-	-
Impairment from associated companies	**1**	-	-	-	-	1	-
Gain/loss on sale of assets	**(23)**	1	-	-	(23)	(0)	(0)
Adjusted total revenues and other income[1]	**51,817**	20,435	3,061	1,991	51,232	3	(24,905)
Purchases [net of inventory variation]	**(22,102)**	(0)	(84)	-	(46,453)	-	24,434
Adjusting Items	**164**	-	-	-	44	-	120
Operational storage effects	**44**	-	-	-	44	-	-
Eliminations	**120**	-	-	-	-	-	120
Adjusted purchases [net of inventory variation]	**(21,939)**	(0)	(84)	-	(46,409)	-	24,554
Operating and administrative expenses	**(5,806)**	(1,914)	(1,095)	(577)	(2,351)	(179)	310
Adjusting Items	**239**	-	283	22	(78)	12	-
Change in accounting policy	**28**	-	-	22	-	6	-
Gain/loss on sale of assets	**289**	-	283	-	-	6	-
Provisions	**(78)**	-	-	-	(78)	-	-
Adjusted operating and administrative expenses[1]	**(5,567)**	(1,914)	(811)	(556)	(2,429)	(167)	310

Items impacting net operating income/(loss) in the first half of 2023 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other
Depreciation, amortisation and net impairments	**(4,443)**	(2,179)	(926)	(801)	(457)	(3)	(77)
Adjusting Items	**13**	-	-	-	4	-	9
Impairment	**13**	-	-	-	4	-	9
Adjusted depreciation, amortisation and net impairments	**(4,430)**	(2,179)	(926)	(801)	(452)	(3)	(68)
Exploration expenses	**(176)**	(217)	110	(68)	-	-	(0)
Adjusting Items	**8**	-	8	-	-	-	-
Impairment	**8**	-	8	-	-	-	-
Adjusted exploration expenses	**(167)**	(217)	118	(68)	-	-	(0)
Sum of adjusting items[1]	**146**	109	199	22	(326)	13	129
Adjusted operating income/(loss)[1]	**19,715**	16,125	1,357	566	1,942	(167)	(109)
Tax on adjusted operating income[1]	**(13,927)**	(12,500)	(626)	(132)	(751)	19	64
Adjusted operating income/(loss) after tax[1]	**5,788**	3,626	731	434	1,191	(148)	(45)

1) Restated for Equinor group, E&P Norway and E&P International due to amended principles for 'over-/underlift'. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

44 Supplementary disclosures

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Adjusted operating income after tax by reporting segment

	Quarters								
	Q2 2024			Q1 2024			Q2 2023		
(in USD million)	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax
E&P Norway[1]	6,129	(4,764)	1,364	5,756	(4,435)	1,322	6,213	(4,800)	1,413
E&P International[1]	699	(225)	474	616	(92)	524	797	(361)	436
E&P USA	264	(72)	192	377	(94)	283	226	(52)	173
MMP	521	(285)	237	887	(387)	499	665	(328)	337
REN	(90)	6	(85)	(70)	14	(55)	(84)	7	(77)
Other	(40)	11	(29)	(34)	35	1	(18)	44	26
Equinor group[1]	7,482	(5,329)	2,153	7,533	(4,959)	2,574	7,799	(5,490)	2,309
Effective tax rates on adjusted operating income			71.2%			65.8%			70.4%

1) Restated for Q2 2023 due to amended principles for 'over-/underlift'. For more information, see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures

	First half					
	2024			2023		
(in USD million)	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax
E&P Norway[1]	11,885	(9,199)	2,686	16,125	(12,500)	3,626
E&P International[1]	1,316	(317)	998	1,357	(626)	731
E&P USA	641	(166)	475	566	(132)	434
MMP	1,408	(672)	736	1,942	(751)	1,191
REN	(160)	20	(140)	(167)	19	(148)
Other	(74)	46	(28)	(109)	64	(45)
Equinor group[1]	15,015	(10,288)	4,727	19,715	(13,927)	5,788
Effective tax rates on adjusted operating income			68.5%			70.6%

1) Restated for the first half of 2023 due to amended principles for 'over-/underlift'. For more information, see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures

45 Supplementary disclosures

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Reconciliation of adjusted operating income after tax to net income

(in USD million)		Quarters			First half	
		Q2 2024	Q1 2024	Q2 2023	2024	2023
Net operating income/(loss)	A	**7,656**	7,631	7,051	**15,287**	19,569
Income tax	B1	**5,658**	5,325	5,545	**10,983**	14,286
Tax on net financial items	B2	**(178)**	96	72	**(82)**	140
Income tax less tax on net financial items	B = B1 - B2	**5,835**	5,230	5,474	**11,065**	14,147
Net operating income after tax	C = A-B	**1,821**	2,402	1,578	**4,222**	5,422
Items impacting net operating income/(loss)[1]	D	**(173)**	(98)	748[2]	**(272)**	146[2]
Tax on items impacting net operating income/(loss)	E	**506**	271	(17)[2]	**777**	220[2]
Adjusted operating income after tax*	F = C+D+E	**2,153**	2,574	2,309[2]	**4,727**	5,788[2]
Net financial items	G	**(126)**	366	323	**240**	1,512
Tax on net financial items	H	**178**	(96)	(72)	**82**	(140)
Net income/(loss)	I = C+G+H	**1,872**	2,672	1,829	**4,545**	6,795

1) For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.
2) Restated due to amended principles for 'over-/underlift'. For more information, see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

46   Supplementary disclosures

PRESS RELEASE | SECOND QUARTER 2024 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Reconciliation of adjusted net income to net income

(in USD million)		Q2 2024	Q1 2024	Q2 2023	2024	2023
		Quarters			**First half**	
Net operating income/(loss)		**7,656**	7,631	7,051	**15,287**	19,569
Items impacting net operating income/(loss)[1]	A	**(173)**	(98)	748[2]	**(272)**	146[2]
Adjusted operating income	B	**7,482**	7,533	7,799[2]	**15,015**	19,715[2]
Net financial items		**(126)**	366	323	**240**	1,512
Adjusting items	C	**224**	7	163	**231**	(589)
Changes in fair value of financial derivatives used to hedge interest bearing instruments		**54**	74	79	**128**	5
Foreign currency (gains)/losses on certain intercompany bank and cash balances		**170**	(67)	84	**103**	(595)
Adjusted net financial items	D	**98**	373	486	**472**	923
Income tax	E	**(5,658)**	(5,325)	(5,545)	**(10,983)**	(14,286)
Tax effect on adjusting items	F	**494**	255	(34)	**749**	218
Adjusted net income	G = B+D+E+F	**2,417**	2,836	2,706	**5,253**	6,570
Less:						
Adjusting items	H = A+C	**51**	(91)	911	**(40)**	(443)
Tax effect on adjusting items		**494**	255	(34)	**749**	218
Net income/(loss)		**1,872**	2,672	1,829	**4,545**	6,795
Attributable to equity holders of the company		**1,861**	2,668	1,824	**4,528**	6,785
Attributable to non-controlling interests		**12**	5	6	**16**	10
Attributable to Equity holders in %	I	**99.4%**	99.8%	99.7%	**99.6%**	99.9%
Adjusted net income attributable to equity holders of the company	J = G x I	**2,402**	2,831	2,697	**5,234**	6,560
Weighted average number of ordinary shares outstanding (in millions)	K	**2,850**	2,938	3,042	**2,894**	3,080
Basic earnings per share (in USD)		**0.65**	0.91	0.60	**1.56**	2.20
Adjusted earnings per share (in USD)	L = J/K	**0.84**	0.96	0.89	**1.81**	2.13

1) For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.
2) Restated due to amended principles for 'over-/underlift'. For more information, see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Adjusted exploration expenses

(in USD million)	Quarters			Change	First half		Change
	Q2 2024	Q1 2024	Q2 2023	Q2 on Q2	2024	2023	
E&P Norway exploration expenditures	184	91	122	50%	276	270	2%
E&P International exploration expenditures	170	100	63	>100%	270	124	>100%
E&P USA exploration expenditures	17	44	48	(63%)	61	117	(48%)
Group exploration expenditures	372	236	233	59%	607	511	19%
Expensed, previously capitalised exploration expenditures	(4)	81	(223)	98%	77	(141)	>(100%)
Capitalised share of current period's exploration activity	(90)	(51)	(81)	12%	(142)	(203)	(30%)
Impairment (reversal of impairment)	2	0	0	>100%	2	8	(76%)
Exploration expenses according to IFRS Accounting Standards	279	266	(71)	>(100%)	545	176	>100%
Items impacting net operating income/(loss)[1]	-	-	-	N/A	-	(8)	(100%)
Adjusted exploration expenses*	279	266	(71)	>(100%)	545	167	>100%

1) For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.

Calculation of CFFO after taxes paid and net cash flow

CFFO information (in USD million)	Quarters			Change	First half		
	Q2 2024	Q1 2024	Q2 2023	Q2 on Q2	2024	2023	Change
Cash flows provided by operating activities before taxes paid and working capital items	9,748	9,689	10,485	(7%)	19,437	25,789	(25%)
Taxes Paid	(7,850)	(3,849)	(10,841)	(28%)	(11,700)	(16,430)	(29%)
Cash flow from operations after taxes paid (CFFO after taxes paid)	1,898	5,840	(356)	>(100%)	7,737	9,360	(17%)

Net cash flow information (in USD million)	Quarters			Change	First half		
	Q2 2024	Q1 2024	Q2 2023	Q2 on Q2	2024	2023	Change
Cash flow from operations after taxes paid (CFFO after taxes paid)	1,898	5,840	(356)	>(100%)	7,737	9,360	(17%)
(Cash used)/received in business combinations	(467)	(0)	(803)	>(100%)	(467)	(1,055)	>(100%)
Capital expenditures and investments	(2,950)	(2,483)	(2,842)	4%	(5,433)	(4,893)	11%
(Increase)/decrease in other interest-bearing items	(283)	(210)	(24)	>100%	(493)	39	>(100%)
Proceeds from sale of assets and businesses	50	60	71	(30%)	110	118	(7%)
Dividend paid	(2,072)	(2,649)	(2,725)	(24%)	(4,721)	(5,586)	(15%)
Share buy-back	(398)	(550)	(4,079)	(90%)	(947)	(4,540)	(79%)
Net Cash Flow	(4,222)	8	(10,758)	61%	(4,214)	(6,558)	36%

Organic capital expenditures (in USD billion)	Quarters			First half	
	Q2 2024	Q1 2024	Q2 2023	2024	2023
Additions to PP&E, intangibles and equity accounted investments	4.8	3.4	4.3	8.1	7.5
Acquisition-related additions	1.5	0.3	2.0	1.8	2.5
Right of use asset additions	0.4	0.3	0.0	0.7	0.4
Other additions (with unique cash flow patterns)	0.0	0.0	0.0	0.0	0.0
Organic capital expenditures	2.9	2.8	2.3	5.7	4.6

49 Supplementary disclosures

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Calculation of capital employed and net debt to capital employed ratio

Calculation of capital employed and net debt to capital employed ratio		At 30 June	At 31 December
(in USD million)		2024	2023
Shareholders' equity		43,671	48,490
Non-controlling interests		29	10
Total equity	A	43,700	48,500
Current finance debt and lease liabilities		9,483	7,275
Non-current finance debt and lease liabilities		23,114	24,521
Gross interest-bearing debt	B	32,597	31,796
Cash and cash equivalents		8,641	9,641
Current financial investments		23,360	29,224
Cash and cash equivalents and financial investment	C	32,001	38,865
Net interest-bearing debt [9]	B1 = B-C	596	(7,069)
Other interest-bearing elements[1]		1,682	2,030
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities*	B2	2,279	(5,040)
Lease liabilities		3,715	3,570
Net interest-bearing debt adjusted*	B3	(1,437)	(8,610)

Calculation of capital employed and net debt to capital employed ratio		At 30 June	At 31 December
(in USD million)		2024	2023
Calculation of capital employed*			
Capital employed	A+B1	44,297	41,431
Capital employed adjusted, including lease liabilities	A+B2	45,979	43,460
Capital employed adjusted	A+B3	42,264	39,890
Calculated net debt to capital employed*			
Net debt to capital employed	(B1)/(A+B1)	1.3%	(17.1%)
Net debt to capital employed adjusted, including lease liabilities	(B2)/(A+B2)	5.0%	(11.6%)
Net debt to capital employed adjusted	(B3)/(A+B3)	(3.4%)	(21.6%)

1) Other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.

50 Forward-looking statements

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Forward-looking statements

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook", "plan", "strategy", "will", "guidance", "targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions and expectations; the commitment to develop as a broad energy company and diversify its energy mix; the ambition to be a leading company in the energy transition and reduce net group-wide greenhouse gas emissions; our ambitions and expectations regarding decarbonisation and building a profitable business for a future fit low carbon energy system; future financial performance, including earnings, cash flow and liquidity; accounting policies; the ambition to grow cash flow and returns; expectations regarding progress on the energy transition plan; expectations regarding cash flow and returns from Equinor's oil and gas portfolio, CCS projects and renewables and low carbon solutions portfolio; our expectations and ambitions regarding operated emissions, annual CO_2 storage and carbon intensity; plans and expectations regarding development of fields and projects; expectations, plans and ambitions for renewables production capacity, power generation and CO_2 transport and storage and investments in renewables and low carbon solutions, and the balance between oil and gas and renewables production; expectations and plans regarding development of renewables projects,

CCUS and hydrogen businesses and production of low carbon energy and CCS; our intention to optimise our portfolio; break-even considerations, targets and other metrics for investment decisions; future worldwide economic trends, market outlook and future economic projections and assumptions, including commodity price, currency and refinery assumptions; estimates of proved reserves; organic capital expenditures through [2024]; expectations and estimates regarding production and development and execution of projects; estimates regarding oil and gas production and renewable power generation; the ambition to keep unit of production cost in the top quartile of our peer group; scheduled maintenance activity and the effects thereof on equity production; completion and results of acquisitions, disposals, divestments and other contractual arrangements and delivery commitments; expectations regarding capital distributions, including expected amount and timing of dividend payments and the implementation of our share buy-back programme; provisions and contingent liabilities, obligations or expenses; and expected impact of currency and interest rate fluctuations. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events, are based on management's current expectations and assumptions and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on

circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of significant oil price volatility; unfavourable macroeconomic conditions and inflationary pressures; exchange rate and interest rate fluctuations; levels and calculations of reserves and material differences from reserves estimates; regulatory stability and access to resources, including attractive low carbon opportunities; the effects of climate change and changes in stakeholder sentiment and regulatory requirements regarding climate change; changes in market demand and supply for renewables; inability to meet strategic objectives; the development and use of new technology; social and/or political instability, including as a result of Russia's invasion of Ukraine and the conflict in the Middle East; failure to prevent or manage digital and cyber disruptions to our information and operational technology systems and those of third parties on which we rely; operational problems, including cost inflation in capital and operational expenditures; unsuccessful drilling; availability of adequate infrastructure at commercially viable prices; the actions of field partners and other third-parties; reputational damage; the actions of competitors; the actions of the Norwegian state as majority shareholder and exercise of ownership by the Norwegian state; changes or uncertainty in or non-compliance with laws and governmental regulations; adverse changes in tax regimes; the political and economic policies of Norway and other oil-producing countries; regulations on hydraulic fracturing and low-carbon value chains; liquidity, interest rate, equity and credit risks; risk of losses relating to trading and commercial supply

activities; an inability to attract and retain personnel; ineffectiveness of crisis management systems; inadequate insurance coverage; health, safety and environmental risks; physical security risks to personnel, assets, infrastructure and operations from hostile or malicious acts; failure to meet our ethical and social standards; non-compliance with international trade sanctions; and other factors discussed elsewhere in this report and in Equinor's Integrated Annual Report for the year ended December 31, 2023 (including section 5.2 - Risk factors thereof). Equinor's 2023 Integrated Annual Report is available at Equinor's website www.equinor.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

We use certain terms in this document, such as "resource" and "resources", that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Annual Report on Form 20-F for the year ended December 31, 2023, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

51 End notes

PRESS
RELEASE

SECOND QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

End notes

1. The group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2. The **refining reference margin** is a typical gross margin and will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc

3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil.

4. **Equity volumes** represent produced volumes under a **production sharing agreement (PSA)** that correspond to Equinor's ownership share in a field. **Entitlement volumes**, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. Transactions with the **Norwegian State**. The Norwegian State, represented by the Ministry of Trade, Industry and Fisheries, is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the Norwegian State's account and risk, and related expenditures are refunded by the State.

6. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

7. The group's **average realised piped gas prices** include all realised piped gas sales, including both physical sales and related paper positions.

8. The internal **transfer price** paid from the MMP segment to the E&P Norway and E&P USA segments.

9. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-bearing debt.



equinor

www.equinor.com

Lipno solar plant